As filed with the Securities and Exchange Commission on February 14, 2002
                                                      Registration No. 333-82746


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM SB-2/A
                             REGISTRATION STATEMENT
                        Under the Securities Act of 1933

                                SURGILIGHT, INC.
             (Exact Name of Registrant as Specified in its Charter)

        Florida                         3845                       35-1990562
(State or Other Jurisdiction of  (Primary Standard Industrial  (I.R.S. Employer
Incorporation or Organization)    Classification Code Number)  Identification
                                                                     Number)

                         12001 Science Drive, Suite 140
                             Orlando, Florida 32826
                                 (407) 482-4555

    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                      Timothy Shea, Chief Operating Officer
                                SurgiLight, Inc.
                         12001 Science Drive, Suite 140
                             Orlando, Florida 32826
                                 (407) 482-4555

 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                    Copy to:
                               J. Bennett Grocock
                             The Business Law Group
                          455 S Orange Ave., Suite 500
                             Orlando, Florida 32801

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE
    Title of Each Class of          Amount           Proposed Maximum      Proposed Maximum Aggregate        Amount of
 Securities to be Registered   to be Registered  Offering Price Per Share       Offering Price(1)        Registration Fee

         Common stock          8,430,000 shares           $0.28                    $2,260,400                  $639
           $0.0001

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933 based on the closing prices of the Registrant's common stock on June 1, 2002.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                    Subject to Completion, dated June 1, 2002

                                   Prospectus

                                SurgiLight, Inc.

                        8,430,000 Shares of Common Stock

     The 8,430,000 shares of common stock of SurgiLight, Inc. ("The Company") covered by this prospectus are being offered and sold from time to time by GEM Global Yield Fund Limited, Messrs. Chai Chuan Chen and Hsueh Yueh Chang, Knobbe, Martens, Olson & Bear, L. L. P., Gam Laser, Inc., and McClane Tessitore, upon conversion of convertible debentures or exercise of warrants issued to each of them as further described in this prospectus (see Financing Transactions beginning on page 14).

     Each of GEM Global Yield Fund Limited, Messrs. Chai Chuan Chen and Hsueh Yueh Chang, Knobbe, Martens, Olson & Bear, L. L. P., Gam Laser, Inc., and McClane Tessitore may resell those shares pursuant to this prospectus. The conversion price for the convertible debentures in effect on any conversion date is equal to the average of closing bid prices of the Common Stock quoted on the NASDAQ Over the Counter Bulletin Board for the 10 consecutive trading days prior to date of notice of conversion

         The Company is obligated to register a total of 8,430,000 shares of common stock in the name of these investors pursuant to the terms of the convertible debentures and warrants so that there are sufficient number of registered shares in the event that any of these investors choose to convert all or part of the debenture into our common stock.

         The investors are underwriters within the meaning of the Securities Act of 1933, as amended, in connection with their sales. Each of the other selling stockholders may be deemed an underwriter within the meaning of the Securities Act in connection with their respective sales.

         The Company's common stock is traded on the over-the-counter bulletin board operated by the National Association of Securities Dealers, Inc. (OTCBB) under the symbol SRGL. The last reported sales price for our common stock on June 1, 2002 was $0.28 per share.

         The Securities Offered Hereby Involve a High Degree of Risk. See Risk Factors Beginning on Page 4.

         These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the securities and exchange commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

         The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

         Any investment in the Company's common stock involves a high degree of risk. Prospective investors should consider carefully the following information about these risks, together with the other information contained in this prospectus, before deciding to buy the common stock. If any of the following risks actually occur, the business, financial condition or results of operations would likely suffer. In this case, the market price of the common stock could decline, and investors may lose all or part of the money paid to buy the common stock.

                                TABLE OF CONTENTS


   Prospectus Summary                                                2

   Risk Factors                                                      5

   The Financing Transactions                                       10

   Selling Stockholders                                             15

   Plan of Distribution                                             16

   Legal Proceedings                                                18

   Directors, Executive Officers, Promoters and Control Persons     19

   Security Ownership of Certain Beneficial Owners and Management   24

   Description of Securities                                        26

   Interest of Named Experts and Counsel                            28

   Disclosure of Commission Position
   on Indemnification For Securities Act Liabilities                28

   Description of Business                                          28

   Plan of Operations/Management's Discussion and Analysis          37

   Certain Relationships and Related Transactions                   39

   Market for Common Equity and Related Stockholder Matters         40

   Changes in Accountants                                           40

   Additional Information                                           40

   Index to Consolidated Financial Statements                       41

                               PROSPECTUS SUMMARY

This summary is not complete and does not contain all of the information that should be considered before investing in the common stock. Investors should read the entire prospectus carefully, including the more detailed information regarding the business, the risks of purchasing the common stock discussed under Risk Factors, and the financial statements and the accompanying notes.


                                SurgiLight, Inc.

Business

The Company is a Florida corporation formed in July 1996. The principal offices are located at 12001 Science Drive, Suite 140, Orlando, Florida 32826. The corporate website for laser centers and medical products is at www.surgilight.com.

The Company's target market is refractive surgery, particularly for correction of presbyopia, one of the last frontiers of ophthalmology. The Company believes its' new method of laser presbyopia reversal (LAPR) using a laser for surgical correction, is less complicated, more stable, and may provide less regression than mechanical, non-laser methods. The Company owns 16 patents, along with 17 pending patent applications pertaining to presbyopia reversal. The Company also has submitted two Patent Corporation Treaties for international patents.

One of the products, OptiVision (formerly the IR-3000), has been approved by the United States Food and Drug Administration (the FDA) for several ophthalmic procedures and CE marked for international sales.

In addition, the Company obtained 510(k) clearance from the FDA to market the EX-308 laser for the treatment of psoriasis and vitiligo.

Convertible Debenture Financing

On June 30, 2000, the Company entered into a Convertible Debenture Purchase Agreement with GEM Global Yield Fund Limited ("GEM") for the purchase of a convertible debenture in the amount of $3,000,000. The debenture accrues interest at the rate of three percent per annum and matures on November 8, 2003 and is convertible at any time prior to maturity into shares of the Company's common stock. The Company also issued to GEM warrants to purchase up to 92,172 shares of the Company's common stock at an exercise price of $7.50 per share, and warrants to purchase up to 200,000 shares of the Company's common stock at an exercise price of $.01 per share. On February 12, 2002 the Company filed a registration statement on Form SB-2 with respect to the shares of the Company's Common Stock underlying this debenture and warrants.

On February 13, 2002, the Company entered into three separate convertible debenture purchase agreement. The agreement with Knobbe, Marten, Olsen & Bear, L.L.P. for the purchase of a convertible debenture in the principal amount of $610,000; agreement with GAM Laser, Inc. for the purchase of a convertible debenture in the principal amount of $75,000; and agreement with McClane Tessitore for the purchase of a convertible debenture in the principal amount of $73,500. None of these debentures accrues any interest and each matures on December 31, 2002. Each is convertible at any time prior to maturity into shares of the Company's common stock, subject to volume limitations. For more details on the conversion privileges, see Financing Transactions beginning on page 9.

Forward-Looking Statements

This prospectus and the exhibits hereto contain forward-looking statements as described in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under Risk Factors and elsewhere in this prospectus and the documents incorporated by reference. In some cases, forward-looking statements can be identified by terminology such as may, will, should, could, expects, plans, intends, anticipates, believes, estimates, predicts, potential or continue or the negative of such terms and other comparable terminology. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable based on currently available information, the Company cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither the Company nor anyone else assumes responsibility for the accuracy and completeness of such statements. The Company is under no duty to update any of the forward-looking statements after the date of this prospectus.

                                  RISK FACTORS

Lack Of Liquidity

If the Company is unable to obtain additional funds from other financings the Company may have to significantly curtail the scope of our operations and alter our business model. The Company is seeking additional sources of financing, which may include short- term debt, long- term debt or equity. However there is no assurance that the Company will be successful in raising additional capital. If additional financing is not available when required or is not available on acceptable terms, than the Company may be unable to continue its' operations at current levels.

The Company's ability to meet our working capital needs will be dependent on the ability to sign additional distribution and licensing arrangements, achieve a positive cash flow from operations, and achieve and sustain profitable operations. Failure to raise additional financing or achieve profitable operations may result in the inability to successfully promote our brand name, develop or enhance the medical eye laser technology or other services, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on the financial condition and results of operations.

Dilution

The issuance of shares to Investors upon conversion of the Debentures may cause significant dilution to the Company's stockholders and, together with guidance the Company issue to analysts and the financial community, may have an adverse impact on the market price of the Company's common stock.

The resale by Investors of the common stock that it acquires from conversion of the Debentures will increase the number of the Company's publicly traded shares, which could depress the market price of the Company's common stock.

The perceived risk of dilution may cause the Company's stockholders to sell their shares, which would contribute to a downward movement in the price of our common stock. Moreover, the perceived risk of dilution and the resulting downward pressure on the Company's stock price could encourage investors to engage in short sales of the Company's common stock. By increasing the number of shares offered for sale, material amounts of short selling could further contribute to progressive price declines in the Company's common stock.

In October 2000, the Company acquired the inventory and technology of a corporation known as Premier Laser Systems for $1,700,000 consisting of $350,000 in cash and $1,350,000 in the Company's common stock. At such time that the Company completes this acquisition (estimated to be July, 2002) and issues shares of the Company's common stock, existing stockholders could suffer substantial dilution.

The issuance of further shares upon conversion of the indebtedness represented by the Debentures will dilute the Company's common stock and may lower the price of the Company's common stock. If an Investor invests in the Company's common stock, the interest will be diluted to the extent the price per share paid for the common stock is greater than the pro forma net tangible book value per share of the Company's common stock at the time of sale. Net tangible book value per share represents the amount of the Company's total tangible assets reduced by the amount of the Company's total liabilities and divided by the total number of shares of common stock outstanding. The net tangible book value of the Company's common stock as of March 31, 2002 was $3,852,260, or approximately $0.1 per share.

Currently, there are approximately 200,000 stock options and 299,172 warrants outstanding with respect to the Company's common stock. Furthermore, the Company may issue additional options for up to 3,000,000 million shares of common stock pursuant to the 2002 Stock Option Plan, and the Company can also issue additional warrants and grant additional stock options to the Company's employees, officers, directors and consultants, all of which may further dilute the Company's net tangible book value.

The Company's Common Stock Has Experienced, And Is Expected To Experience, Significant Price And Volume Volatility, Which Substantially Increases The Risk Of Loss To Persons Owning The Company's Common Stock


Because of the limited trading market for the Company's common stock, and because of the possible price volatility, investors may not be able to sell the Company's shares of common stock when they desire to do so. Through the twelve months ended December 31, 2001, the Company's stock price ranged from a high of $4.00 to a low of $0.20 per share. The inability to sell shares in a rapidly declining market may substantially increase the risk of loss because of such illiquidity and because the price for the Company's common stock may suffer greater declines because of its price volatility.

The Company Is Unprofitable To Date

Investors might not receive a return on their investment. There is no assurance that a shareholder will realize a return on his investment or that he will not lose his entire investment. The Company has not achieved profitable operations to date. The Company cannot assure that it will be able to regain or sustain profitability or positive operating cash flow. Prospective investors should read this memorandum and all exhibits carefully and should consult with their own attorney or business advisor prior to making any investment decision concerning the units.

The Company's operating results have fluctuated in the past and may continue to fluctuate in the future as a result of a variety of factors, many of which are outside of the Company's control. For example, the Company has historically operated with little or no backlog because the Company's products are generally shipped as orders are received.

Other factors that may cause the Company's operating results to fluctuate include: timing of regulatory approvals and the introduction of new products; reductions, cancellations or fulfillment of major orders; the addition or loss of significant customers; the Company's relative mix of business; changes in pricing by us or the Company's competitors; changes in personnel and employee utilization rates; costs related to expansion of the Company's business; increased competition; and budget decisions by the Company's customers. As a result of these fluctuations, the Company believes that period-to-period comparisons of the Company's operating results cannot necessarily be relied upon as indicators of future performance.

Patent Infringement Allegations May Impair The Company's Ability To Manufacture And Market Its' Products

There are a number of U.S. and foreign patents covering methods and the apparatus for performing corneal surgery that the Company does not own or have the right to use. If the Company were found to infringe a patent in a particular market, both the Company's customers and the Company may be enjoined from making, using and selling that product in the market and be liable for damages for any past infringement of such rights. In order to continue using such rights, the Company would be required to obtain a license, which may require us to make royalty, per procedure or other fee payments. The Company cannot assure that the Company or the Company's customers will be successful in securing licenses, or that if the Company obtains licenses, such licenses will be on acceptable terms. Alternatively, the Company might be required to redesign the infringing aspects of these products. Any redesign efforts that the Company undertakes could be expensive and might require regulatory review. Furthermore, the redesign efforts could delay the reintroduction of these products into some markets, or may be so significant as to be impractical. If redesign effort were to prove impractical, the Company could be prevented from manufacturing and selling the infringing products, which would have a material adverse effect on the Company's business, financial and results of operations.

If The Company Is Unable To Protect The Company's Patents And Proprietary Technology It May Not Be Able To Compete Effectively

The Company's success will depend in part on the Company's ability to obtain patent protection for products and processes, to preserve the Company's trade secrets and to operate without infringing the proprietary rights of third parties. While the Company holds a number of U.S. and foreign patents and have other patent applications pending in the United States and foreign countries, the Company cannot be assured that any additional patents will be issued, that the scope of any patent protection will exclude competitors or that any of the Company's patents will be held valid if subsequently challenged. Further, other companies may independently develop similar products, duplicate the Company's products or design products that circumvent the Company's patents. The Company is aware of several patents which, along with other patents that may exist or be granted in the future, could restrict the Company's right to market some of the Company's technologies without a license, including, among others, patents relating to the Company's lens emulsification product, presbyopia product and ophthalmic probes for the Er:YAG laser. The Company also relies upon unpatented trade secrets, and the Company cannot assure investors that others will not independently develop or otherwise acquire substantially equivalent trade secrets.

The Company's Business Is Subject To Governmental Regulation Which Imposes Significant Costs And If Not Complied With Could Lead To The Assessment Of Penalties; Regulatory Decisions May Restrict Or Delay The Company's Ability To Manufacture And Market The Company's Products

The Company's products are regulated as medical devices by the FDA. As such, these devices require either Section 510(k) premarket clearance or approval of a premarket approval application by the FDA prior to commercialization. Satisfaction of regulatory requirements is expensive and may take several years to complete. The Company cannot assure investors that further clinical trials of the Company's medical products or of any future products will be successfully completed or, if they are completed, that any requisite FDA or foreign governmental approvals will be obtained. FDA or other governmental approvals of products the Company may develop in the future may require substantial filing fees which could limit the number of applications the Company seek and may entail limitations on the indicated uses for which the Company's products may be marketed. In addition, approved or cleared products may be subject to additional testing and surveillance programs required by the FDA and other regulatory agencies, and product approvals and clearances could be withdrawn for failure to comply with regulatory standards or by the occurrence of unforeseen problems following initial marketing. Also, the Company has made modifications to some of the Company's existing products which the Company does not believe require the submission of a new 510(k) notification to the FDA. However, the Company cannot assure you that the FDA would agree with the Company's determination. If the FDA did not agree with the Company's determination, they could require the Company to cease marketing one or more of the modified devices until the devices have been cleared. The Company is also required to adhere to a wide variety of other regulations governing the operation of the Company's business. Noncompliance with state, local, federal or foreign requirements can result in serious penalties that could harm the Company's business.

The Company's EX-308 Excimer laser is cleared by the FDA for treatment of psoriasis and virtiligo. The Company's ophthalmic laser, OptiVision, is approved by the FDA to be marketed for ophthalmic applications. The presbyopia indication is currently being tested in clinical trials outside the United States, and the Company has applied for an Investigational Device Exemption to test it in the United States, which may or may not be granted. The Company has a significant inventory of ophthalmic laser systems, which were acquired from Premier Laser Systems, Inc. In order to manufacture laser systems or repair laser systems, the Company will need to become registered as a manufacturer with the FDA and abide by Good Manufacturing Practices (GMP). These regulations impose specific procedural and documentation requirements with respect to the Company's manufacturing, research and development and quality assurance activities. The Company's facilities will be subject to inspections by the FDA and other regulatory agencies, and if any material noncompliance with GMP guidelines is noted, the marketing of all laser products may be adversely affected.

A Successful Product Liability Claim Asserted Against The Company Due To A Defect In One Of It's Products In Excess Of The Company's Insurance Coverage Would Harm Its' Business

The sale of the Company's medical products involves the inherent risk of product liability claims. The Company currently has product liability insurance coverage in the amount of $1 million per occurrence and $2 million in the aggregate, subject to various coverage exclusions. The Company does not know whether claims against it arising with respect to the Company's products will be successfully defended or that the Company's insurance will be sufficient to cover liabilities arising from these claims. A successful claim against the Company in excess of its' insurance coverage could have a materially adverse effect on the Company's business.

The Company Faces Competition In Some Markets

Medical laser centers, including the vision correction and the dermatology segments, are subject to intense, increasing competition, which could reduce the Company's short-term cash flow. The Company's ophthalmic laser is cleared for several applications and in clinical trials for several other applications. The Company's EX-308 laser system for psoriasis has received 510(k) clearance for markets in the U.S. and there is one other company, Photomedex, which also obtained 510(k) clearance in 2000. Currently, the only FDA-approved technique to correct presbyopia is monovision, wherein the patient has one eye corrected for near vision and one eye for far vision. Multifocal implantable lenses and other surgical techniques are currently undergoing clinical trials. There is no assurance that any of these techniques or products will receive FDA approval, including the Company's. Once approval is obtained, the Company cannot assure that the Company will be able to compete successfully against current and future competitors. Many of the Company's competitors have existing products and distribution systems in the marketplace and are substantially larger, better financed, and better known.

If The Company Cannot Adapt To Technological Advances, Its' Products May Become Technologically Obsolete And The Company's Product Sales Could Significantly Decline

The markets in which the Company's medical products compete are subject to rapid technological change as well as the potential development of alternative surgical techniques or new pharmaceutical products. These changes could render the Company's products uncompetitive or obsolete. The Company will be required to invest in research and development to attempt to maintain and enhance the Company's existing products and develop new products. The Company does not know if its' research and development efforts will result in the introduction of new products or product improvements.

However, at the present time, the Company's inventory consists primarily of the lasers and other equipment purchased from Premier. It is the Company's belief that both the book value transferred and the current market value of the inventory has not undergone obsolescence as the inventory continues to meet the criteria established to perform the surgical routines that comprise the Company's business focus and market.

These lasers have been FDA cleared for several applications within opthamology. However laser scleral oblation is for the treatment of presbyopia and is currently pending IDE approval here in the U.S.


Effect Of Corporate Measures

The Company's anti-takeover measures may have an adverse effect on the Company's stock price and may also discourage takeovers that might be beneficial to stockholders. The provisions of the Company's Articles of Incorporation, bylaws and Florida law could delay or frustrate the removal of incumbent directors, discourage potential acquisition proposals and delay, defer or prevent a change in control of SurgiLight, even if such events could be beneficial, in the short-term, to the interests of the Company's stockholders.

The Company Is Subject To Risks Associated With Its International Sales

The Company's international sales accounted for approximately 31% of the Company's total revenues during the year ended December 31, 2000, and approximately 39% for the year ended December 31, 2001. The Company expects sales to international accounts will continue to represent a comparable percentage of the Company's total sales unless and until the Company's systems are cleared for commercial distribution in the U.S., or with respect to those products that do not require regulatory approval, otherwise enter the U.S. market. The Company's business, financial condition and international results of operations may be adversely affected by present economic instability in several Asian and South American countries, future economic instability in other countries in which the Company has sold or may sell, increases in duty rates, difficulties in obtaining export licenses, ability to maintain or increase prices, and competition. Additionally, international sales may be limited or disrupted by the imposition of government controls, export license requirements, political instability, trade restrictions, changes in tariffs, difficulties in staffing and coordinating communications among and managing international operations. Because most of the Company's sales have been denominated in U.S. dollars, the Company does not have significant exposure to typical foreign currency fluctuation risks. However, due to the Company's significant export sales, the Company is subject to currency exchange rate fluctuations in the U.S. dollar, which could increase the effective price in local currencies of the Company's products. This could in turn result in reduced sales, longer payment cycles and greater difficulty in collecting receivables.

The Loss Of Key Personnel Could Adversely Affect The Company's Business

The Company's ability to maintain its' competitive position depends in part upon the continued contributions of the Company's executive officers and other key employees, especially Dr. J.T. Lin, the Company's Director of Business and Technology Development, and Timothy J. Shea, the Company's Senior Vice President and Chief Operating Officer. A loss of one or more such officers or key employees could have an adverse effect on the Company's business. The Company does not carry key man insurance on Dr. Lin or Mr. Shea or any other officers or key employees. As the Company continues the clinical development of the Company's lasers and other products and prepare for regulatory approvals and other commercialization activities, the Company will need to continue to implement and expand the Company's operational, financial and management resources and controls. While to date the Company has not experienced problems recruiting or retaining the personnel necessary to implement such plans, the Company cannot assure that problems won't arise in the future. If the Company fails to attract and retain qualified individuals for necessary positions, and if the Company is unable to effectively manage growth in the Company's domestic and international operations, these could have an adverse effect on the Company's business, financial condition and results of operations.

Amortization And Charges Relating To The Company's Significant Intangible Assets Could Adversely Affect Its' Stock Price And Reported Net Income Or Loss


Goodwill is an intangible asset that represents the difference between the total purchase price of acquisitions and the amount of such purchase price allocated to the fair value of the net assets acquired. Goodwill and other intangible assets are amortized over a period of time, with the amount amortized in a particular period constituting a non-cash expense that reduces the Company's net income or increases the Company's net loss. A reduction in net income resulting from the amortization of goodwill and other intangible assets may have an adverse impact upon the market price of the Company's common stock. In addition, in the event of a sale or liquidation of the Company or its assets, the Company cannot assure that the value of such intangible assets would be recovered. In accordance with SFAS 121, the Company reviews intangible assets for impairment whenever events or changes in circumstances, including a history of operating or cash flow losses, indicate that the carrying amount of an asset may not be recoverable. If the Company determines that an intangible asset is impaired, a non-cash impairment charge would be recognized.

The Company implemented SFAS 121 during the first quarter of 2002. The impact recording a lower amortization has not had any material effect on the results of operations, nor does the Company expect any material effect during the foreseeable future. It is also the Company's belief that unamortized goodwill continues to have value as recorded and can be recovered in case of a sale of an entity that gave rise to the original recording.

The Company Does Not Expect To Pay Any Dividends

To date, the Company has paid no cash dividends or made any stockholder distributions. The payment of dividends on the Company's common stock is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements, financial condition, and other relevant factors. For the foreseeable future, however, it is not anticipated that the Company will pay any dividends. Currently, the Company plans to retain any earnings the Company receives for the continued development of the Company's business operations.

NASDAQ Listing

The Company's common stock is quoted on the NASDAQ Over-The-Counter Bulletin Board (OTCBB). The Company currently is not listed on the NASDAQ National Market system. The Company cannot assure investors that it will ever meet the criteria for listing the Company's common stock on such market system, which would provide a stronger trading market. Lack of listing on the NASDAQ National Market may make it more difficult for the Company to raise funds through the sale of its' common stock or securities convertible into the Company's common stock.


                           THE FINANCING TRANSACTIONS

GEM Debenture

On June 30, 2000, the Company entered into a Convertible Debenture Purchase Agreement with GEM Global Yield Fund Limited, for the issuance and purchase of a convertible Debenture in the principal amount of U.S. Three Million Dollars (U.S. $3,000,000). In October 6, 2000, the Company filed a registration statement on form SB-2 registering 2,186,600 shares of the Company's common stock issuable upon conversion of the debenture and 528,500 shares of the Company's common stock underlying warrants issued to GEM.

The Debenture is convertible into shares of the Company's common stock, at GEM's option, at any time and from time to time prior to its maturity on November 8, 2003, subject to minimum debt conversion amount and other restrictions set forth in the Debenture. Additionally, GEM is limited as to the amount of shares of the Company's common stock acquired upon conversion of the Debenture at any one time. GEM also is limited in the number of shares resulting from conversion of the Debenture that it may resell at any one time. The Debenture is subject to redemption under specific circumstances.

The Company also issued to GEM warrants to purchase up to 99,172 shares of the Company's common stock at an exercise price of $7.50 per share, such warrants expiring on November 8, 2003, and warrants to purchase up to 200,000 shares of the Company's common stock at an exercise price of $0.1 per share, such warrants expiring on June 30, 2003.

Conversion Procedure

GEM may convert the Debenture by delivering to the Company a written notice of conversion that it has elected to convert the Debenture, together with a $350 fee payable to whomever is acting as the escrow agent in this financing. Each Notice of Conversion, once given, is irrevocable, subject to limited exceptions.

Limitation on Amount of the Conversion:
No conversion can be for less than $10,000 principal amount of the Debenture, plus the interest accrued on such amount. There is no ceiling on the maximum amount of the Debenture that can be converted at any one time, except that unless the GEM give written notice 75 days in advance to the Company of its intention to exceed the limitation on conversion, the number of shares of the Company's common stock that GEM may receive at any one time upon conversion of the Debenture or exercise of the Warrant may not exceed an amount equal to the remainder of (i) 4.99% of the then issued and outstanding shares of the Company's common stock following such conversion or exercise minus (ii) the number of shares of the Company's common stock then owned by GEM (including any shares of the Company's common stock deemed beneficially owned by GEM due to ownership of the Debenture and warrants). This limitation on conversion does not apply if there is an event of default under the Debenture that the Company does not cure within ten business days of notice of such default by the GEM.

Conversion Ratio:
The conversion price in effect on any conversion date will be the lesser of (X) U.S. $7.50 (a fixed conversion price) or (Y) one hundred percent (100%) of the average of the three lowest per share market value prices during the thirty (30) day period immediately preceding the conversion date. The per share market value of the Company's common stock on any particular date means (a) the last sale price of shares of the Company's common stock on such date, or if no sale takes place on such date, the last sale price on the most recent prior date, as reported on the principal national securities exchange on which the Company's common stock is then listed or admitted for trading, or (b) if the Company's common stock is not listed or trading on any national securities exchange, then the closing bid price per share as reported by NASDAQ, or (c) if the Company's common stock is not listed on the NASDAQ, then the closing bid price per share of the Company's common stock as reported on the NASDAQ's OTCBB on such date (or the most recent date if there is no closing bid price on the particular date), or (d) if the Company's common stock is not quoted on the OTCBB, then the closing bid price per share in the over-the-counter market as quoted by the National Quotation Bureau Incorporated, or a similar reporting company (i.e., the pink sheets), or (e) if the Company's common stock is no longer publicly traded, then the fair market value as determined by an appraiser selected by the holders of a majority of the principal amount of debentures outstanding. The fixed conversion price of $7.50 is subject to adjustment in the event of forward and reverse stock splits, dividends paid in shares of the Company's capital stock or a reclassification of the Company's common stock.

If at any time the conversion price of the debentures is such that the number of shares of common stock in escrow is less than 200% of the number of shares of the Company's common stock that would be needed to satisfy full conversion of the debenture given the then-current conversion price, the Company are obligated to issue additional share certificates in denominations of 10,000 shares each such that the number of shares in escrow to cover conversion in full of the debentures is 200% of the full conversion shares. It is because of the decline in the Company's stock price over the last 12 months that the Company is having to register 5,200,000 additional shares for deposit into escrow for GEM's benefit.

If at any time while the Debenture is outstanding, the Company issues or sells shares of the Company's common stock or options, warrants or other rights to acquire the Company's common stock (other than such options, warrants or other rights that were outstanding prior to the date of the Company's agreement with the GEM) at a price per share less than the per share market value of the Company's common stock at the issue date of such shares, options, warrants or other rights, then the fixed conversion price set for conversion will be appropriately adjusted.

Sample Calculation of Number of Shares Issued Upon Conversion: The following is an example of the calculation of the number of shares the Company would issue to GEM in connection with a conversion of $200,000 of the Debenture, inclusive of interest, based on the assumptions noted in the discussion below.

For purposes of this example, suppose that GEM notifies us of its intent to convert $200,000 principal amount of the Debenture on February 1, 2002. Suppose further that the average of the 3 lowest closing bid prices for the Company's common stock during the 30 day period immediately preceding the date of notice of conversion (February 1, 2002) is $0.27. Using these hypothetical numbers, the conversion rate would equal 0.27.

The maximum number of shares that GEM could acquire is 740,741 shares. Further assume that the total issued and outstanding common stock is 30,000,000 shares. GEM cannot exceed 4.99% of this number, or 1,497,000 shares, minus what GEM already owns. The share prices set forth above are illustrative only and should not be interpreted as a forecast of share prices or the expected or historical volatility of the share prices of the Company's common stock. The delivery of the requisite number of shares will take place through an escrow agent, Kaplan Gottbetter & Levenson, LLP.

Conversion Upon Maturity.

On the maturity date for the Debenture, the unconverted amount of the Debenture together with all interest due thereon must be paid in full or, if such payment is not made within ten business days after the maturity date, convert automatically into shares of the Company's common stock at the lesser of the fixed conversion price then in effect or the floating conversion price then in effect.

GEM's Resale Limits.

On any day, GEM may not sell shares issued upon conversion of the Debenture or exercise of the warrant which in the aggregate for GEM on such day exceeds fifteen percent (15%) of the average of the Company's common stock's previous five (5) trading days' daily trading volume. Additionally, GEM may not use shares issued upon conversion of the Debenture to cover any short sale by GEM in the Company's common stock.

The Company's Redemption Rights.

At any time prior to the maturity of the debenture, or at any time subsequent to the 30th trading day if for thirty consecutive trading days the per share market value of the Company's common stock is less than $3.25 and so long as there has not been an event of default which has not been cured, then the Company can redeem the unconverted principal amount of the Debenture at 135% of the par value of the outstanding Debenture amount, plus accrued interest by sending such the redemption amount to the escrow agent. The Company must provide 30 days' advance written notice to GEM of the Company's intent to redeem and must pay the redemption price within five business days of sending the notice of redemption.

Additional Obligations

The following are additional obligations under the terms of the Company's convertible debt financing with GEM:

The Company must maintain a registration statement cover the shares issuable upon conversion of the Debenture and exercise of the warrants until the earlier of (i) June 30, 2005, or (ii) all of the shares issuable upon conversion of the Debenture and exercise of the warrant have been sold or may be sold under Rule 144 promulgated under the Securities Act. This obligation has necessitated that the Company file this registration statement.

Until the earlier of the conversion in full of the Debenture or November 8, 2003, neither the Company nor any of the Company's subsidiaries may consolidate or merge with any other entity unless (i) either the Company is the surviving entity to the merger or the surviving entity expressly assumes all of the Company's obligations under the Debenture financing agreements, and (ii) there is no outstanding, uncured event of default under the terms of the Debenture or the Convertible Debenture Purchase Agreement. If the Company is not the surviving entity, then shares of the surviving entity must be listed on either the New York Stock Exchange, the American Stock Exchange or the NASDAQ National Market or NASDAQ Small Cap Market.

Costs of Closing the Transaction

At the initial closing of the transaction on November 8, 2001, the Company paid $15,000 to Kaplan Gottbetter & Levenson, LLP, GEM's counsel who also is acting as escrow agent for the shares of the Company's common stock to be issued upon conversion of the Debenture, for the fees and expenses, along with a $5,000 escrow agent fee.

GEM Warrants

In connection with the debt financing, the Company issued to GEM warrants to purchase up to 99,172 shares of the Company's common stock at an exercise price of $7.50 per share and having an expiration date of November 8, 2003. The Company also issued to GEM warrants to purchase up to 200,000 shares of the Company's common stock at an exercise price of $.01 per share and having an expiration date of June 30, 2003. Each of these warrants is exercisable at any time and must be exercised in increment of 10,000 shares each. The 99,172 shares of the Company's common stock issuable upon exercise of the first warrant are being held in escrow by the Kaplan, Gottbetter & Levenson, LLP, the escrow agent. There is no escrow for the shares issuable upon exercise of the warrant for 200,000 shares. The exercise price of each of these warrants is subject to a reduction adjustment in the event the Company issues or sells any shares of the Company's common stock for a consideration per share less than the exercise price of such warrants in effect on the date immediately prior to the date of such issuance or sale. The exercise price also is subject to reduction if the Company grants or issues any options rights or warrants to purchase shares of the Company's common stock at an exercise price less than the then effective exercise price of the warrants. If such other options, rights or warrants expire or terminate without exercise or conversion, then the exercise price of the warrants will be readjusted as if the expired or terminated options, rights or other warrants had never been issued.

Indemnification of GEM

GEM is entitled to customary indemnification from us for any losses or liabilities suffered by it based upon material misstatements or omissions from the common stock purchase agreement, registration statement and the prospectus, except as they relate to information supplied by GEM to us for inclusion in the registration statement and prospectus.

Additional Debentures

On February 13, 2002, the Company entered into a Convertible Debenture Purchase Agreement with Knobbe, Marten, Olsen & Bear, L.P. for the purchase of a convertible debenture in the principal amount of Six Hundred and Ten Thousand Dollars ($610,000) (Knobbe Debenture).

On February 13, 2002, the Company entered into a Convertible Debenture Purchase Agreement with GAM Laser, Inc. for the purchase of a convertible debenture in the principal amount of Seventy Five Thousand Dollars ($75,000) (GAM Debenture).

On February 13, 2002, the Company entered into a Convertible Debenture Purchase Agreement with McClane Tessitore for the purchase of a convertible debenture in the principal amount of Seventy Three Thousand Five Hundred Dollars ($73,500) (McClane Debenture and, together with Knobbe Debenture and GAM Debenture, the Debentures).

None of these Debentures accrues any interest and each matures on December 31, 2002. Each of the Debentures is convertible at any time prior to maturity into shares of the Company's common stock, subject to specific limitations.

Conversion Procedure

Knobbe, GAM and McClane may convert the Debenture by delivering written notice of conversion that it has elected to convert the Debenture.

Limitation on Amount of the Conversion

There is no ceiling on the maximum amount of the Debenture that can be converted at any one time.

Conversion Ratio

The Conversion price in effect on any conversion date shall be equal to the average of the closing bid prices of the Common Stock quoted on the NASDAQ Over-the Counter Bulletin Board for the ten (10) consecutive trading days immediately prior to the date of notice of conversion.

Investors Resale Limits.

On any day, each Investor may not sell shares issued upon conversion of the Debenture which in the aggregate for Investor on such day exceeds fifteen percent (15%) of the Company's common stock's previous day's trading volume.

                              SELLING STOCKHOLDERS

Overview

Common shares registered for resale GEM and by the other Selling Shareholders under this prospectus constitute approximately 28.5% of the Company's issued and outstanding common shares as of December 31, 2001, on a fully diluted basis. However, the agreement provides that GEM may not acquire upon conversion of the GEM Debenture more than 4.99% of the Company's issued and outstanding common stock as of the date of conversion minus the amount that GEM already owns, unless GEM has previously given us at least 75 days' prior notice of intent to acquire more than 4.99%. The number of shares the Company is registering is based in part on the Company's good faith estimate of the maximum number of shares the Company may issue to GEM under the Convertible Debenture Purchase Agreement. Accordingly, the number of shares the Company is registering for issuance under the Convertible Debenture Purchase Agreement may be higher than the number the Company actually issue pursuant to it.

GEM

GEM's principal offices are located at Hunkins Waterfront Plaza, P.O. Box 556, Main Street, Nevis, West Indies. Other than its right to acquire common shares under the convertible debenture purchase agreement, the Debenture and the warrants, it has no other commitments or arrangements to purchase or sell any of the Company's securities. There are no business relationships between Investor and us other than as contemplated by the convertible debenture purchase agreement, the Debenture, the warrant and related documents.

Other Selling Stockholders

Chai Chuan Chen and Hsueh Yueh Chang each are offering for sale shares of the Company's common stock pursuant to this Prospectus. Investor, Mr. Chen and Mr. Chang are each sometimes referred to in this Prospectus as a Selling Stockholder and collectively, the Selling Stockholders.

GAM Laser, Inc. is one of the Company's suppliers and has a place of business at 20306 Melville Street, Orlando, FL 32833.

McClane Tessitore acted as the Company's legal counsel and has business offices at 215 East Livingston Street Orlando, Florida 32801.

Knobbe, Martens, Olson & Bear, L.L.P. acted as the Company's legal counsel and has an office at 620 Newport Center Drive, Sixteenth Floor, Newport Beach, CA 92660

Other than their right to acquire common shares under the Debentures they have no other commitments or arrangements to purchase or sell any of the Company's securities.

Each of the selling shareholders is offering for sale shares of the Company's common stock pursuant to this Prospectus. Each of the selling shareholders is sometimes referred to in this Prospectus as a Selling Stockholder and collectively, the Selling Stockholders.

The following table sets forth information with respect to the Selling Stockholders as of the date of this Prospectus. This information was furnished to us by each of the Selling Stockholders.


------------------------------------- ------------------------------ ------------------------------ ----------------------------

                   Name                    Shares Owned Prior              Shares To Be Sold               Shares Owned
                                               to Offering                  in the Offering             after the Offering
------------------------------------- ------------------------------ ------------------------------ ----------------------------

GEM Global Yield Fund Limited                  4,002,132                       4,002,132                         -0-
------------------------------------- ------------------------------ ------------------------------ ----------------------------
Chai Chuan Chen                                  320,887                         320,887                         -0-
------------------------------------- ------------------------------ ------------------------------ ----------------------------
Hsueh Yueh Chang                                 320,887                         320,887                         -0-
------------------------------------- ------------------------------ ------------------------------ ----------------------------
Knobbe, Marten, Olsen & Bear                       -0-                         2,033,333                         -0-
------------------------------------- ------------------------------ ------------------------------ ----------------------------
Gam Laser, Inc                                     -0-                           250,000                         -0-
------------------------------------- ------------------------------ ------------------------------ ----------------------------
McClane Tessitore                                  -0-                           245,000                         -0-
------------------------------------- ------------------------------ ------------------------------ ----------------------------

None of the Selling Stockholders has held any positions or offices or has had material relationships with the Company or any of the Company's affiliates within the past three years other than as a result of the ownership of the Company's common stock. If, in the future, the relationship of any of these Selling Stockholders with the Company changes, the Company will amend or supplement this prospectus to update this disclosure.


                              PLAN OF DISTRIBUTION

General

Each Selling Stockholder is offering the common shares for its and his account as statutory underwriter, and not for the Company's account. The Company will not receive any proceeds from the sale of common shares by any Selling Stockholder. Each Selling Stockholder may be deemed a statutory underwriter within the meaning of the Securities Act of 1933 in connection with such sales of common shares and may be deemed to be acting as an underwriter in its or his resales of the common shares under this prospectus. Each Selling Stockholder has, prior to any sales, agreed not to effect any offers or sales of the common shares in any manner other than as specified in the prospectus and not to purchase or induce others to purchase common shares in violation of any applicable state and federal securities laws, rules and regulations. The Company will pay the costs of registering the shares under this prospectus, including legal fees.

To enable each of the Selling Stockholders to resell the common shares owned by them and covered by this prospectus, the Company agreed to register those shares and to maintain that registration.

Shares of common stock offered through this prospectus may be sold from time to time by the Selling Stockholders or by their respective pledgees, donees, transferees or other successors in interest. The Company will supplement this prospectus to disclose the names of any pledges, donees, transferees, or other successors in interest that intend to offer common stock through this prospectus.

Sales may be made on the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated private transactions, or in a combination of these methods. Each Selling Stockholder will act independently of us in making decisions with respect to the form, timing, manner and size of each sale. The Company has been informed by each Selling Stockholder that there are no existing arrangements between it and any other stockholder, broker, dealer, underwriter or agent relating to the distribution of this prospectus. Investor is an underwriter in connection with resales of its shares.

The common shares may be sold in one or more of the following manners: a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; purchases by a broker or dealer for its account under this prospectus; or ordinary brokerage transactions and transactions in which the broker solicits purchases.

In effecting sales, brokers or dealers engaged by Investors may arrange for other brokers or dealers to participate. Except as disclosed in a supplement to this prospectus, no broker-dealer will be paid more than a customary brokerage commission in connection with any sale of the common shares by Investor. Brokers or dealers may receive commissions, discounts or other concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale. The compensation to a particular broker-dealer may be in excess of customary commissions. Profits on any resale of the common shares as a principal by such broker-dealers and any commissions received by such broker-dealers may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any broker-dealer participating in such transactions as agent may receive commissions from Investor, and, if they act as agent for the purchaser of such common shares, from such purchaser.

Broker-dealers who acquire common shares as principal may thereafter resell such common shares from time to time in transactions, which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such common shares commissions computed as described above. Brokers or dealers who acquire common shares as principal and any other participating brokers or dealers may be deemed to be underwriters in connection with resales of the common shares.

In addition, any common shares covered by this prospectus that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. However, since Investor is an underwriter, Rule 144 of the Securities Act is not available to Investor to sell its shares. The Company will not receive any of the proceeds from the sale of these common shares, although the Company has paid the expenses of preparing this prospectus and the related registration statement of which it is a part.

Each Selling Stockholder is subject to the applicable provisions of the Exchange Act, including without limitation, Rule 10b-5 thereunder. Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the common shares may not simultaneously purchase such securities for a period beginning when such person becomes a distribution participant and ending upon such person's completion of participation in a distribution. In addition, in connection with the transactions in the common shares, Investor will be subject to applicable provisions of the Exchange Act and the rules and regulations under that Act, including, without limitation, the rules set forth above. These restrictions may affect the marketability of the common shares.

Each Selling Stockholder will pay all commissions and its own expenses, if any, associated with the sale of the common shares, other than the expenses associated with preparing this prospectus and the registration statement of which it is a part.

Investors' Limited Grant of Registration Rights

The Company granted to Investors registration rights to enable them to sell the common stock it acquires upon conversion of the Debenture. The Company agreed to use the Company's best efforts to keep such registration statement effective until such time as all registrable securities under the registration statement have been sold. In connection with any such registration, the Company will have no obligation to assist or cooperate with Investor in the offering or disposition of such shares; to indemnify or hold harmless the holders of any such shares, other than Investor, or any underwriter designated by such holders; to obtain a commitment from an underwriter relative to the sale of any such shares; or to include such shares within any underwritten offering the Company does.

The Company will assume no obligation or responsibility whatsoever to determine a method of disposition for such shares or to otherwise include such shares within the confines of any registered offering other than the registration statement of which this prospectus is a part.

The Company will use the Company's best efforts to file, during any period during which the Company are required to do so under the Company's registration rights agreement with Investor, one or more post-effective amendments to the registration statement of which this prospectus is a part to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information in this prospectus. This obligation may include, to the extent required under the Securities Act of 1933, that a supplemental prospectus be filed, disclosing: the name of any broker-dealers; the number of common shares involved; the price at which the common shares are to be sold; the commissions paid or discounts or concessions allowed to broker-dealers, where applicable; that broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and any other facts material to the transaction.


                                LEGAL PROCEEDINGS

Advanced Medical Laser Services of America, Inc. ("Advanced") and Paul Miano ("Miano") filed a lawsuit against the Company on September 26, 2001, alleging a breach of contract for the Company's alleged failure to pay up to $1,000,000 of working capital. The Company and its counsel believe that this lawsuit is without merit and immaterial and continues to vigorously defend itself against this claim. Miano has recently changed counsel and the Company is now actively engaged in settlement negotiations.

On April 11, 2002, the Company was named as a party defendant in a civil lawsuit filed in United States District Court for the Middle District of Florida by the United States Securities and Exchange Commission against Dr. J.T. Lin and Jeanette Lin, his wife, and Mr. Aaron Tsai, an unrelated party. The suit alleges that Dr. Lin and Mr. Tsai committed various acts of securities fraud in 1999 and early 2000, and seeks damages and injunctive relief against them. The suit also seeks an injunction against the Company. The Company has cooperated fully with the SEC in the course of the investigation into the facts surrounding this matter and has taken the position that these acts were taken by Dr. Lin and his wife in their personal capacities and not as agents of the Company or within the scope of their employment with the Company. The SEC has notified the Company that the SEC will stay any civil proceedings pending the outcome of the ongoing criminal proceedings. Dr. Lin has agreed to indemnify the Company against any liabilities resulting from these actions.


          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The table below sets forth the names of the Company's executive officers and directors and information concerning them:

    ----------------------------------------- ----------------- ----------------------------------------------------------------
    Name                                            Age         Position
    ----------------------------------------- ----------------- ----------------------------------------------------------------
    Timothy J. Shea                                  44         Senior Vice President, Chief Operating Officer
    ----------------------------------------- ----------------- ----------------------------------------------------------------
    Rachel L. Siu, C.P.A.                            53         Chief Financial Officer (part-time)
    ----------------------------------------- ----------------- ----------------------------------------------------------------
    Ming-yi Hwang, Ph.D.                             45         Vice President and Director, Research and Development
    ----------------------------------------- ----------------- ----------------------------------------------------------------
    Paul J. Miano                                    41         Vice President of Cosmetic Laser Centers
    ----------------------------------------- ----------------- ----------------------------------------------------------------
    Richard Reffner                                  55         Vice President - of Plantation Laser Center
    ----------------------------------------- ----------------- ----------------------------------------------------------------
    Colette Cozean, Ph.D.1,2,4,7                     44         Chairwoman, Director
    ----------------------------------------- ----------------- ----------------------------------------------------------------
    Joseph Allen 4,5                                 57         Vice-Chairman, Director
    ----------------------------------------- ----------------- ----------------------------------------------------------------
    Lee Chow, Ph.D. 2,6                              50         Director
    ----------------------------------------- ----------------- ----------------------------------------------------------------
    Robert J. Freiberg, Ph.D. 1,3,6                  63         Director
    ----------------------------------------- ----------------- ----------------------------------------------------------------
    Stuart E. Michelson, Ph.D. ,2,4,6                49         Director
    ----------------------------------------- ----------------- ----------------------------------------------------------------
    Louis P. Valente, C.P.A. . 1,3,5                 70         Director
    ----------------------------------------- ----------------- ----------------------------------------------------------------
    J.S. Yuan, Ph.D. 3,7                             43         Director
    ----------------------------------------- ----------------- ----------------------------------------------------------------

    1 Office of the Chief Executive
    2 Audit Committee
    3 Compensation Committee
    4 Special Committee
    5 Staggered Term Ends 2002
    6 Staggered Term Ends 2003
    7 Staggered Term Ends 2004

Currently, all directors of the Company are elected on an annual basis for staggered three-year terms.

Executive Officers and Employee Directors

Timothy J. Shea. Mr. Shea serves as Senior Vice President and Chief
Operating Officer (COO) since January 2000. Prior to joining us, he served as a member of the Board of Directors and President of the Medical and Research & Development Divisions for Laser Analytics, Inc. in 1999. From 1995 to 1998, he served as Corporate Director of Business Development for Schwartz Electro-Optics, Inc. (SEO). Prior to 1997, Mr. Shea was the Senior Director of the Solid State Laser Division at SEO and was responsible for product design and development, all FDA submissions, implementation of Good Manufacturing Practices, all division operations, sales and marketing activities, clinical support and authored the first Standard Operating Procedure manual. Mr. Shea has traveled worldwide teaching and lecturing on the use of lasers in medicine, laser physics, and conducting research; he has published 15 papers. Mr. Shea has approximately 20 years experience in medical devices, primarily in the medical laser field.

Rachel L. Siu, C.P.A. Mrs. Siu was appointed as part-time Chief Financial Officer in May 2000. She received her B.A. in Accounting from National Taiwan University, a Master of Business Administration from University of Central Florida and has been a self-employed Certified Public Accountant since 1985.

Ming-yi Hwang, Ph.D. Dr. Hwang has served as the Director of Research and Development for the Company since May 1998. He obtained his Ph.D. in Electrical Engineering from the UCF in 1992. He has more than 15 years experience in laser systems (hardware and software). From 1992 to 1995, he served as Director, R&D, of LaserSight, Inc. and from 1995 to 1998; he served as Research Director for Photon Data, Inc. He was one of the key people involved in the development of the Mini-Excimer, Compak-300, LaserScan-2000 for LaserSight.

Paul Miano: Mr. Miano joined the Company as the Vice President of Mobile Cosmetic Centers in January 1999. He received his Bachelor of Business Administration (BBA) degree in Finance (in 1987) and in Accounting (in 1992), from the Florida Atlantic University, FL. He is also a licensed General Insurance agent. He was a Regional Sales Manager for CIS Financial Services (1987-94), Director of Operations of Pro-Tech Labs (1994-96), and General Manager of Dary Rees Corp. (1996-97). He was Director of

Operations for American Medical laser Services, a privately held company specializing in the delivery of cosmetic lasers to dermatologists and plastic surgeons in Florida (1997-98). He co-founded Advanced Marketing Technologies, Inc. (now known as Advanced Medical Laser Services, Inc., AMLSI) and has served as the President of AMLSI since 1999. Mr. Miano has more than 12 years experience in marketing and management and will be responsible developing Origyn Laser Hair Removal into a nationally recognized leader.

Richard Reffner: Mr. Reffner joined the Company as the Clinic Director of the Plantation Vision Center and as the Vice President of the Laser Centers, and was appointed as a Director in September 1998. He is responsible for the day-to-day operation of the Plantation Center, FL. Clinic. His duties include laser room operation and maintenance, to oversee of clinical operations, management of staff, develop and implementation of surgical training programs for physicians. Prior to joining the Company, from April to September 1998, he served as Clinic director of LCA-Vision, Plantation, FL, from 1997 to 1998, as Assistant Administrator at Tampa Eye Clinic, and from 1985 to 1997, as Director of Technical Service at Hawaiian Eye Center.

Former officer/director

J. T. Lin, Ph.D. Dr. Lin is the founder of the Company and served as Chairman of the Board, President and Chief Executive Officer from 1998 through July 2001, when he resigned from the positions of president and chairman due to personal reasons. In March 2002, Dr. Lin also resigned as a Director for personal reasons. Dr. Lin currently serves as Director of Business and New Technology Development, a non-official position. From 1994 through 1999, Dr. Lin was the founder, president, CEO and chairman of Photon Data, Inc, (PDI), which was acquired by SurgiLight, Inc. in March 1999. Dr. Lin was placed on administrative leave of absence in April 2002.

Dr. Lin was also a founder of LaserSight, Inc., a NASDAQ listed company, and served as its Chairman, President and CEO from 1991 to 1994. Dr. Lin was the R&D Director of Quantum Technology, Senior Scientist at JACOR and Litton Laser Systems before he joined the Center for Research in Electro-optics and Lasers, University of Central Florida as an Associate Professor, from 1987 to 1991.

Dr Lin is the inventor of the world's first UV-solid-state laser for vision correction (1991), the world's most compact refractive Excimer laser, the Mini-Excimer (1993) and the flying-spot scanning laser (1994). He also invented and pioneered IR-laser for the new procedure of Presbyopia Reversal (2000). Dr. Lin is a U.S. citizen and obtained a Ph.D. in Chemical Physics from the University of Rochester, N.Y. in 1981. He has more than 25 years experience in laser technologies and 12 years experience in marketing in Asia and Latin America. Dr. Lin has published more than 70 scientific papers and book chapters and has 5 U.S. patents granted and many others pending.

On September 3, 1998, Dr. J.T. Lin, the former CEO, President of the Company and currently the Director of Business and New Technology Development for the Company, consented to the entry of a final judgment of permanent injunction against him and agreed to disgorge approximately $58,016 representing allegedly wrongful gains from sales of unregistered stock in LaserSight, Inc., together with prejudgment interest, and to pay to the Securities and Exchange Commission a civil penalty of $100,000. The final judgment enjoins Dr. Lin from future violations of Sections 5(a), 5(c), and 17(a) of the Securities Act of 1933, and
Section 10(b), 13(a), 13(b)(2)(B), 13(b)(5), 13(d), and 19(a) of the Securities
Exchange Act of 1934, and Rules 10b-15, 12b-20, 13a-1, 13a-13, 13b2-1, 13b2-2,
13d-2, and 16a-3 promulgated thereunder.

On November 16, 1998, Photon Data, Inc. (PDI) consented to the entry of a Consent Decree of Condemnation and Permanent Injunction filed in the United States District Court, Middle District of Florida, Orlando Division regarding devices subject to the jurisdiction of the FDA. Dr. Lin was President and a director of PDI at the time the consent decree was entered. As part of the consent decree, PDI and each director and officer of PDI was permanently restrained from introducing or delivering for introduction into interstate commerce, manufacturing, selling, or distributing in the United States any device subject to the federal Food, Drug and Cosmetic Act (FD & C Act) unless (i) there is in effect a premarket approval, (ii) a premarket notification submission has been filed and there is a finding by the FDA of substantial equivalence, or
(iii) an investigational device exemption is in effect for the device. The consent decree also restrains any officer or director of PDI from manufacturing, selling or distributing in the United States any device subject to the FD & C Act that is adulterated or misbranded under the Act. PDI is a predecessor entity to the Company, but, at the time the Company acquired PDI, Dr. Lin agreed to indemnify the Company against any liability that could arise out of this consent decree with the FDA.

The Company has signed an agreement with TAO Enterprises, an entity owned by Dr. Lin, to sell to TAO all of the assets and business of the Company's international laser surgery centers and corresponding Excimer laser technologies. This sale will include the assumption by TAO of the obligations under the FDA consent decree, as those obligations relate solely to Excimer and UV laser technologies for corneal shaping and not the Company's current technology focus on Infrared lasers to treat Presbyopia.

On April 11, 2002, the Company was named as a party defendant in a civil lawsuit filed in United States District Court for the Middle District of Florida by the United States Securities and Exchange Commission against Dr. J.T. Lin and Jeanette Lin, his wife, and Mr. Aaron Tsai, an unrelated party. The suit alleges that Dr. Lin and Mr. Tsai committed various acts of securities fraud in 1999 and early 2000, and seeks damages and injunctive relief against them. The suit also seeks an injunction against the Company. The Company has cooperated fully with the SEC in the course of the investigation into the facts surrounding this matter and has taken the position that these acts were taken by Dr. Lin and his wife in their personal capacities and not as agents of the Company or within the scope of their employment with the Company. The SEC has notified the Company that the SEC will stay any civil proceedings pending the outcome of the ongoing criminal proceedings. Dr. Lin has agreed to indemnify the Company against any liabilities resulting from these actions.

Non-Employee Directors

Colette Cozean, Ph.D. Dr. Cozean was appointed as a Director and Chairwoman of the Board in July 2001. Dr. Cozean is currently the General Manager of EnOVision, an ophthalmic incubator company, a position she has held since 1999. She also serves as CEO of two private laser companies and as a business and regulatory consultant involved in structuring small, entrepreneurial companies with proprietary and unique technologies. She was a founder of Premier Laser Systems, Inc. and served in many capacities for that company, including Chairwoman of the Board of Directors, CEO, President, Chief Technical Officer and Director of Research from its founding (1991-1999). Premier filed for bankruptcy under Chapter 11 of the federal bankruptcy code three months following the termination of her relationship with the company in 1999. Prior to this, Dr. Cozean held various research and management positions for divisions of Pfizer, Baxter Healthcare Corporation and American Hospital Supply Company. Dr. Cozean holds numerous patents, has published many articles and book chapters, is an internationally acclaimed speaker, has received more than 100 regulatory approvals and has served as a member of the National Institutes of Health grant review committee. She has served on many boards, both private and public, including non-profit organizations, Orange County Business Register, Irvine Valley College and medical and laser related companies. She has won many awards including Orange County Entrepreneur of the Year, Westergaard Medical Publishing's Executive of the Year, Westmont College's Alumni of the Year and 1997 Popular Science Best of What's New Science and Technology for developing the first laser to cut teeth without pain. She holds a Ph.D. in biomedical engineering and an M.S. in electrical engineering from Ohio State University, a B.S. in biomedical engineering from the University of Southern California and a B.A. in physical sciences from Westmont College, as well as having taken many post-graduate courses in medical school and business school.

Joseph Allen. Mr. Allen was appointed as a Director and Vice-Chairman in July 2001. Since 1981, he has been the Chairman and CEO of Allen & Caron Inc., a privately held investor relation's agency with offices in

California and New York (the company was founded as South Coast
Communication Group in 1981 renamed Allen & Caron in 1996). Mr. Allen has also served on the boards of Ophthalmic Imaging Systems Inc. and Westergaard.com, neither of which was publicly traded at that time.


Lee Chow, Ph.D. Dr. Chow was appointed as a Director in March 2000. Dr.
Chow currently serves on the faculty in the Physics Department for the University of Central Florida (UCF), a position he has held since 1983. He obtained his Ph.D. degree in Physics from Clark University in 1981. Dr. Chow has been the Technical Member of American Physical Society, Material Research Society, and American Association for the Advancement of Science. He served as the President of Chinese-American Association of Central Florida from 1985 to 1986, and Chinese-American Scholar Association of Florida from 1997to 1998. He has received many research awards including the Teaching Incentive Award (1996), NSF Grant (1991-93), Florida High Tech Research Council Grant (1989-1991) and I-4 Florida Research Council Grant (1997-2000). He currently is serving in the Committee of Radiation and Safety, College Personal and Promotion for UCF. Dr. Chow also served as Technical Consultant for KEI, Inc., Quantum Nuclearnic, Inc. and, from 1991 to 1992, a Director of LaserSight, Inc. Dr. Chow has published more than 50 papers in professional refereed research journals.


Robert J. Freiberg, Ph.D. Dr. Freiberg was appointed as a Director in July
2001. Dr. Freiberg has held numerous senior management positions in engineering, business development, R & D, marketing, program management, quality assurance, and manufacturing operations. Since 2000, he serves as the Vice President of Engineering of Leap Frog, Inc., a high tech educational products provider for schools and adults in the Silicon Valley. Between 1997 and 2000 he has served as a Senior Vice President of Engineering and Program Management and Vice President of Engineering of Industrial Electronic Engineer Inc. for General Scanning, Inc. Dr. Freiberg has served as the General Manager of optics and applied technologies divisions of United Technology, Business Manager of high power optics at TRW, Program Manager at Baxter Healthcare, Inc., and Director of Engineering and Manufacturing Operation at Pfizer Laser Systems, a division of Pfizer, Inc. In addition to his positions in the commercial business world, he has also participated on the board of a large non-profit organization for fifteen years. Dr. Freiberg earned his M.S. (1963) and Ph.D. in Physics (1966) from the University of Illinois and has generated to date 28 patents and authored 60 technical publications and presentations in the areas of laser surgical devices, servo-controlled optical systems, endoscopic optical diagnostics, laser resonator configurations and fiber optic delivery systems. Dr. Freiberg is a member of the American Society for Laser Medicine and Surgery, the Optical Society of America, the Institute for Electrical & Electronic Engineers, and a fellow in the International Society of Optical Engineering. He is also listed in Who's Who in Science and Engineering and Who's Who of Business Leaders.

Stuart E. Michelson, Ph.D. Dr. Michelson was appointed as a Director in July 2001 and is the Chairman of the Audit Committee. Dr. Michelson currently is the Roland and Sarah George Professor of Finance at Stetson University (2001 to the present). He was on the faculty of University of Central Florida (UCF) from 1997-2001, and was on the faculty of Eastern Illinois University from 1994 to 1997. He obtained his Ph.D. in Finance from the University of Kansas in 1991 and an M.B.A. from the University of Missouri in 1978. He is the Vice President Membership, Academy of Financial Services from 1999 to 2002. He is the Vice President of Program, Academy of Business Education. He has been a member of the Editorial Board of Journal of Current Research in Global Business, Journal of Business and Economic Perspectives, and Journal of Business Education and the Reviewer for Financial Practice and Education, Financial Services Review, The Quarterly Review of Economics and Finance, Managerial and Decision Economics, Journal of Financial Counseling & Planning, and Journal of Financial Education and Reviewer for International Board of Standards and Practices for Certified Financial Planners. He was also on the Charleston Recreation Foundation Board Committee from 1996 to 1997, Charleston School Board Technology Steering Committee from 1995 to 1997, and Chair of the Technology Advisory Committee at UCF from 1997 to the present. He has served as a Consulting Engineer for Burns & McDonnell and Design Engineer for Bendix Corporation (Allied Signal). Dr. Michelson had published over 20 Journal research articles.

Louis P. (Dan) Valente. Mr. Valente was appointed as a Director in July
2001 and is Chairman of the Compensation Committee. Mr. Valente has been the Chief Executive Officer and Chairman of Palamar Medical Technologies, Inc. (NASDAQ: PMTI) since 1997. Currently, Mr. Valente serves as a director of MKS Instruments, Inc., a publicly held company, and several private companies. From 1968 to 1995, Mr. Valente held numerous positions at Perkin Elmer, Inc. (formerly EG&G, Inc.), a diversified technology company which provides optoelectronic, mechanical and electromechanical components and instruments to manufacturers and end-user customers in varied markets that include aerospace, automotive, transportation, chemical, petrochemical, environmental, industrial, medical, photography, security and other global arenas. In 1968, he began his career at EG&G, Inc. as an Assistant Controller and held executive positions, including Corporate Treasurer, before becoming Senior Vice President of EG&G, Inc., presiding over and negotiating acquisitions, mergers and investments. Mr. Valente is a Certified Public Accountant and a graduate of Bentley College.

J. S. Yuan, Ph.D. Dr. Yuan was appointed as a Director in October 1999. Dr.
Yuan has been on the faculty of the University of Central Florida since 1992. He obtained his Ph.D. in Electrical Engineering from the University of Florida in 1988. He has been consulting with many high-tech companies including National Semiconductor Corp., Healthydyne Tech, Grasby Infrared, Harris Semiconductors and NEC. Dr. Yuan was awarded as Graduate Teaching and Distinguished Researcher by UCF and listed in Who's Who in American Education, Who's Who in Science and Engineering. Dr. Yuan has published more than 100 papers in semiconductor device and modeling, digital and analog IC design.

There are no family relationships among the Company's directors or officers. Except as discussed above, none of the officers or directors has filed for bankruptcy, been convicted of crimes, or, other than Dr. Lin, who is not currently and office or director, subject to any court order restricting his involvement in business.

Section 16(a) Beneficial Ownership Reporting Compliance

Dr. Cozean has not timely filed Forms 4 and 4 for December 2001 and for the year 2001, respectively. In addition, the Forms 4 and 5 were submitted in hard copies and not electronically.

Item 10. Executive Compensation

The following table sets forth a summary of cash and non-cash compensation awarded or paid to, or earned by, the Company's former Chief Executive Officer with respect to services rendered in such capacity during 2000 and 2001. No other officers earned in excess of $100,000 during 2000 or 2001.


      Name and Principal Position            Year     Salary         Bonus      Other
      J.T. Lin, former President and
      Chief Executive Officer                1999     $120,000       None       None
      J.T. Lin, former President and
      Chief Executive Officer                2000     $120,000       None       None
      J.T. Lin, former President and
      Chief Executive Officer                2001     $150,000       None       None(1)

(1) Dr. Lin is entitled to 2.5% of net revenues from sales of presbyopia products covered by current patents and patents applications he has assigned to the Company. No royalties were earned or paid in 2001. Dr. Lin received no stock options in 2001 or 2000.

Director Compensation

The Company reimburse the Company's directors for their reasonable expenses associated with attending meetings of the Board of Directors and a fixed cash compensation of $1,000 or $500 for each meeting or committee meeting attended by the director in person or telephonically, respectively.

In addition, the Company has adopted a stock option plan that provides for the grants of incentive stock options under the Internal Revenue Code as well as options that don't qualify as incentive options. At such time as the stock option plan becomes effective, and thereafter at each annual meeting of the Board, the Company intends that each director will be granted a stock option under the plan to purchase 50,000 shares of common stock, with 20,000 option shares vesting immediately upon grant, and the remaining 30,000 option shares vesting in increments of 10,000 shares each on the first, second and third anniversaries of the date of grant. The option exercise price will be equal to the fair market price at the time options are granted. The Board or a Stock Option Committee appointed by the Board will approve all options. In July 2000, each of the Directors was granted an option for 4,000 shares at an exercise price of $5.75 per share. In April 2001, each director was granted an option for 6,000 shares at and exercise price of $1.50 per share. In addition, Dr. Cozean is compensated for her services as a regulatory consultant to us at a monthly rate of $10,000 plus 3,500 options at a 10% discount off of fair market value.

Employment Agreements and Bonus Compensation

Effective May 31, 2001, the Company entered into an agreement with Dr. Lin for his services as the President and Chief Executive Officer and Chairman of the Board. On July 23, 2001, Dr. Lin resigned as President and Chief Executive Officer and accepted a position as Director of Business and New Technology Development. On March 14, 2002, the Company signed a three-year employment agreement with Dr. Lin under which he will continue as Director of Business and New Technology, responsible for R&D, as well as expanding the international distributor network. In the employment agreement Dr. Lin's base salary per year is $125,000 with a potential bonus of an amount up to $100,000 or 80% of his base salary. Dr. Lin shall be entitled to a Royalty of 2.5% of the net revenues for the life of the patents. Dr. Lin will also receive an option to purchase 500,000 shares of the Company's common stock of which 200,000 options will vest immediately, and 100,000 options will vest at the end of each calendar year.

In January 2000, the Company also entered into an employment agreement with Timothy Shea, Senior Vice President and Chief Operation Officer, pursuant to which he is to receive bonuses of up to 3% of the pre-tax net profit generated from the EX-308 system for the 2000 and 2001 calendar years.

The compensation committee has reviewed the compensation and performance of the officers of the Company as compared to industry standards, and revised the compensation packages as appropriate for the year ending December 31,2002.

Item 11. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information known to the company with respect to beneficial ownership of the Company's common stock as of December 31, 2001. The table lists: (i) each stockholder known by us to be the beneficial owner of more than five percent (5%) of the Company's common stock, (ii) each director, (iii) each executive officer, and (iv) all of the Company's directors and executive officer(s) as a group. Except as noted, each of the persons named in the table has sole voting and investment power with respect to common stock beneficially owned by such person.


     -------------------------------------------------------- --------------------- --------------------------------------
              Name and Address of Beneficial Owner              Number of Shares                 % Ownership
     -------------------------------------------------------- --------------------- ------------------ -------------------
                                                                                         Before              After
                                                                                        Offering            Offering
     -------------------------------------------------------- --------------------- ------------------ -------------------
     GEM Global Yield Fund, Ltd. (1)
     Hunkins Waterfront Plaza                                      3,986,048                                  -0-
     P.O. Box 556, Main Street
     Nevis, West Indies
     -------------------------------------------------------- --------------------- ------------------ -------------------

     (2)                                                           10,570,000             48.83              38.17
     Voting Trust Committee of SurgiLight
     12001 Science Drive, Suite 140
     Orlando, Florida 32826
     -------------------------------------------------------- --------------------- ------------------ -------------------
     Joseph Allen
     10991 Coventry Place                                            50,000                 *                  *
     Santa Ana, California 92705
     -------------------------------------------------------- --------------------- ------------------ -------------------
     Colette Cozean, Ph.D.(3)
     2158 Midcrest Drive                                            144,000                 *                  *
     Lake Forest, California 92630
     -------------------------------------------------------- --------------------- ------------------ -------------------
     Lee Chow
     8603 Butternut Blvd.                                            60,000                 *                  *
     Orlando, Florida 32817
     -------------------------------------------------------- --------------------- ------------------ -------------------
     Robert J. Freiberg, Ph.D.
     325 Fox Ridge Drive                                             50,000                 *                  *
     Thousand Oaks, California 91361
     -------------------------------------------------------- --------------------- ------------------ -------------------
     Ming-yi Hwang
      5366 Goldenwood Dr.                                            16,000                 *                  *
     Orlando, Florida 32817
     -------------------------------------------------------- --------------------- ------------------ -------------------
     J.T. Lin
     4532 Old Carriage Trail (4)                                   5,064,000              17.7                17.7
     Oviedo, Florida 32765
     -------------------------------------------------------- --------------------- ------------------ -------------------
     Stuart E. Michelson, Ph.D.
     5680 S. Lake Burkett Lane                                       55,000                 *                  *
     Winter Park, Florida 32792
     -------------------------------------------------------- --------------------- ------------------ -------------------
     Timothy J. Shea (5)
     189 Winding Oaks Lane                                           46,000                 *                  *
     Oviedo, Florida 32765
     -------------------------------------------------------- --------------------- ------------------ -------------------
     Rachel Siu
     5100 Old Howell Branch Road                                     10,000                 *                  *
     Winter Park, Florida 32792
     -------------------------------------------------------- --------------------- ------------------ -------------------
     Louis P. (Dan) Valente
     44 Concord Road                                                 50,000                 *                  *
     Weston, Massachusetts 02493
     -------------------------------------------------------- --------------------- ------------------ -------------------
     J.S. Yuan, Ph.D.
     8227 Riviera Shore Ct.                                          76,000                 *                  *
     Orlando, Florida 32817
     -------------------------------------------------------- --------------------- ------------------ -------------------
     All Officers and Directors as a group
     (13 persons)                                                  20,177,048             70.48              70.48
     -------------------------------------------------------- --------------------- ------------------ -------------------

* Less than 1%


(1) Includes shares of common stock underlying the warrants for 200,000 and 99,172 shares, respectively, issued in connection with the GEM debenture financing As of December 31, 2001, GEM has converted approximate 2,147,868 shares of the escrow commons stock at an averaged price of $1.29 per share. The exercise price of warrants is $7.50, and $0.1 per share, respectively.

(2) Includes: (a) 1,064,000 shares owned by Dr. J.T. Lin, Director of Business and Technology Development (b) 4,000,000 shares owned by Lin Family Partners, Ltd., and (c) 5,506,000 shares owned by other members of Dr. Lin's family. A voting trust committee (Trustee) comprised of all of the current outside directors of the Company other than those who are paid consultants of the Company, has the sole power and discretion to act as, and to exercise the voting rights and powers of the Company's common stock held by shares subject to the trust agreement. The majority vote of such committee determines the vote of the shares subject to the trust. The terms of the voting agreement require to Trustee to vote the shares to elect Dr. Lin as a director and an officer of the Company during the term of the agreement. The number of shares subject to the trust is adjusted from time to time so that Dr. Lin and his affiliates have voting control of 19% of the then total outstanding shares of common stock of the Company. The Trustee has no power to sell or otherwise dispose of any of the shares subject to the trust except upon notice of sale by a beneficiary, and its authority is limited to the power to vote the shares subject to the trust. The term of the agreement is three years.

(3) Includes options to purchase 24,000 shares at exercise prices between $1.227 and $2.262 per share with expiration dates from February 28, 2004 through September 30, 2004. SurgiLight has executed a consulting agreement with Dr. Cozean that provides for an option to purchase 3,500 common shares each month with a 10% discount.

(4) Includes (a) 1,064,000 shares owned by Dr. J.T. Lin, a 10% shareholder and a former director of the Company, and (b) 4,000,000 shares owned by Lin Family Partners, Ltd. All of such shares are subject to a Voting Trust Agreement dated June 6, 2001 between Dr. Lin and affiliated shareholders and a Voting Trust Committee of SurgiLight, with respect to the voting of the shares. Dr. Lin retains the sole investment or dispositive authority with respect to 1,064,000 of the shares, and shares dispositive authority with respect to 4,000,000 shares beneficially owned by Lin Family Partners, Ltd.

(5) Includes 26,000 shares of restricted common stock and 4,000 shares of stock options exercisable in three years.

(6) Includes options to purchase 50,000 shares of common stock , with 20,000 option shares vesting immediately upon grant, and the remaining 30,000 options vesting in increments of 10,000 shares each on the first, second and third anniversaries of the date of grant.

Based on a fully diluted total of 23,886,313 shares outstanding.


                            DESCRIPTION OF SECURITIES

The Company's authorized capital consists of 60,000,000 shares of common stock, par value $0.0001 per share, of which approximately 29,020,296 shares were issued and outstanding as of the date of this prospectus, and 10,000,000 shares of preferred stock, of which 3,000,000 shares have been designated as Series A Convertible Preferred Stock. As of the date of this Prospectus, 62,000 shares of Series A Convertible Preferred Stock are issued and outstanding.

Common Stock.

Each holder of common stock is entitled to one vote for each share owned of record on all matters voted upon by shareholders of the company. In the event of a dissolution of the company, the holders of common stock are entitled to share equally and ratably in the assets of the company, if any, remaining after the payment of all debts and liabilities of the company and the liquidation preference of outstanding preferred stock, if any.

The common stock has no preemptive rights, no cumulative voting rights, and no redemption, sinking fund, or conversion privileges. Since the holders of common stock do not have cumulative voting rights, holders of more than 50% of the outstanding shares can elect all of the directors of the company, and holders of the remaining shares, by themselves, cannot elect any directors. Holders of common stock are entitled to receive dividends if, as, and when declared by the board of directors out of funds legally available for such purpose.

The common stock is listed on the OTCBB under the symbol SRGL.

Preferred Stock

The board of directors has authority, without further action by the stockholders, to issuer up to 10,000,000 shares of preferred stock, par value $.0001 per share, in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could adversely affect the voting power of holders of common stock and could have the effect of delaying, deferring or preventing a change in control of the company. Except for 62,000 shares of Series A stock issued in 2001, no shares of preferred stock have been issued, and the Company has no present plans to issue any additional shares of preferred stock.

The Series A Stock. The Company has designated 3,000,000 shares of the Company's preferred stock as Series A Convertible Preferred Stock (series A stock). The series A stock has no voting rights. Each share of series A stock is convertible, at the option of the holder, at any time after July 1, 2002 and continuing through November 30, 2003 into shares of common stock. All shares of series A stock that have not been converted into common stock as of November 30, 2003 will be automatically converted into common stock. The holders of series A stock are entitled to receive dividends, out of assets at the time legally available therefore only when and as declared by the board of directors. Upon liquidation, dissolution, or winding-up of the company, the holders of the shares of series A stock will be entitled to be paid, in priority to the holders of common stock of any class, $1.50 per share, subject to adjustment under specific circumstances, plus all accrued and unpaid dividends. After payment to the holders of the series A stock, the remaining assets of the company are required to be distributed ratably among the holders of the common stock. The series A stock has limited piggyback registration rights.

Transfer Agent and Registrar

Signature Stock Transfer, Inc of 14675 Midway Road, Dallas Texas is the Company's transfer agent and registrar for the Company's common stock. Its phone number is (972)-788-4193.

Sales Eligible for Future Sale

Approximately 2,528,333 of the 29,020,296 shares of the Company's common stock currently issued and outstanding have not been registered under the Securities Act of 1933, as amended (Securities Act) and will be eligible for future sale under Rule 144 promulgated under the Securities Act. Future sales of common stock under Rule 1414 may have a depressive effect on the market price of the Company's common stock if a public market develops for such stock and could impair the Company's ability to raise capital through the sale of the Company's equity securities.

All executive officers and directors and stockholders beneficially owning more than 5% of the Company's common stock prior to the offering are subject to lock up agreements providing that they will not, directly or indirectly, offer, sell, contract to sell or grant any option to purchase or otherwise dispose of any of the Company's common stock or any securities convertible into or exercisable or exchangeable for such common stock or, in any manner, transfer all or a portion of the economic consequences associated with the ownership of any such securities.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned restricted shares for at least two years is entitled to sell, within any three-month period commencing 90 days after the effective date, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of common stock or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale and other limitations and restrictions. In addition, a person who is not deemed to have been an affiliate of the company at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least three years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.


                      INTEREST OF NAMED EXPERTS AND COUNSEL

The Company's consolidated financial statements for the fiscal year ended December 31, 2000 appearing in the Registration Statement have been audited by Rachel Siu, CPA (for the year of 1998) and Parks, Tschopp, Whitcomb & Orr (for year of 1999 and 2000), independent certified public accountants, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing. However, neither Ms. Siu nor Parks, Tschopp, Whitcomb & Orr, P.A. will receive contingent compensation or an interest in the company.



            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

The Company believe that the director and officer provisions of the Company's articles of incorporation and bylaws and the separate indemnification agreements outlined below are necessary to attract and retain qualified persons as directors and officers. The Company's articles of incorporation limit the liability of directors to the maximum extent permitted by law. The Company's bylaws provide that the Company shall indemnify the Company's officers and directors to the fullest extent provided by law. The Company has entered into such agreements with each of the Company's directors and executive officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the Act) may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


                             DESCRIPTION OF BUSINESS

Item 1. Description of Business

General

The Company was originally incorporated on July 31, 1996, under the name MAS Acquisition III Corporation. SurgiLight, a Florida corporation (SurgiLight Florida") was originally incorporated in May 1998. In September 1998, the Company acquired the assets of Plantation Vision Center at Plantation, Florida from LCA Vision, Inc. In February 1999, the Company acquired all shares, technologies, assets and business of Photo Data, Inc. ("PDI"), a Florida corporation since 1993, by a stock swap of issuing 8,140,000 shares (pre-split) for the Company's common shares to the shareholders of PDI.

In November of 1998, SurgiLight, Inc., a Delaware corporation ("SurgiLight Delaware"), was formed to acquire the technologies and laser centers associated with lasers for applications in ophthalmology, dermatology, industrial and military markets.

On March 31, 1999, SurgiLight Florida merged into MAS Acquisition III Corporation and, subsequently, the Company acquired all of the outstanding shares of Advanced Medical Laser Service, Inc. (formerly known as Advanced Marketing Technology, Inc.) ("AMLSI"), a Florida corporation, by issuing shares of the Company's common stock, which were to be delivered, based on selected performance criteria. Mr. Paul Miano, the president of AMLSI, was appointed as Vice President of Cosmetic Laser Centers and a Member of the Company's Board of Directors. In April 1999, only 20% of these shares were delivered to the shareholders of AMLSI and the remaining 80% were escrowed by the Company to be held in escrow until AMLSI met its performance criteria. In January 2000, Paul Miano and his group bought back 55% of AMLSI in exchange for common stock which was then canceled. Subsequently, the Company reacquired the remaining 55% interest in AMLSI.

In March 1999, the Company acquired EMX, Inc. ("EMX"), a Florida corporation, by issuing shares of the Company's common stock. In January 2000, the former owner of EMX bought back 85% of EMX stock. The terms of the transaction provide for payment form EMX to us of 15% of its gross profit until a total payment of $300,000 is completed. EMX's main product is infrared night vision systems.

On April 8, 1999, the Company merged with SurgiLight Delaware. The Company was the surviving corporation in the merger and, in connection with the merger, changed the Company's name to SurgiLight, Inc. The merger was effected as a reverse merger whereby each share of common stock of SurgiLight Delaware that was outstanding as of the merger was converted into a share of common stock of the new SurgiLight, Inc. (f/k/a MAS Acquisition III Corp.). The Company issued a total of approximately 1.1 million shares (pre-split) to the existing shareholders of MAS Acquisition III under the merger.

In October 2000, the Company acquired the inventory, intellectual properties and the technology of the ophthalmic laser division of Premier Laser Systems (Premier) for the purchase price of $3,745,000. The main component of this inventory acquisition and technology (including 14 granted patents and 13 pending patents) is an infrared erbium laser, which is now the product supporting the core business of SurgiLight's lasers in presbyopia clinical trials. On December 26, 2001, SurgiLight became the successor to Premier under a bankruptcy court decision. SurgiLight acquired several additional technologies including two diode based systems and approximately $3 million in additional inventory of the infrared erbium laser for $1.7 million, consisting of $350,000 in cash and $1,350,000 in registered stock payable between December 26, 2001 and July 2002.

In November 2001, the Company approved a reincorporation from a Delaware corporation into a Florida corporation through a merger with the Company's wholly owned Florida subsidiary. The merger was completed on February 11, 2002, and the Company is now a Florida corporation.

The Company's corporate address is: SurgiLight, Inc. 12001 Science Drive,
Suite 140, Orlando, Florida 32826. The Company's phone number is (407) 482-4555 and the facsimile number is (407) 482-0505. The Company's e-mail address is: surgilight19@aol.com, and the Company's Web site is located at www.surgilight.com.

The Board of Directors has determined that the Company should focus on presbyopia, therefore in March 2002, the Company signed a binding letter of intent to sell the remote LASIK center's assets and liabilities in China, Vietnam and Egypt to Tao Enterprises.

Industrial Background

Lasers have been used in various medical and industrial applications over the past twenty years. For recurring revenues and increased long-term profits, Company-operated Laser Centers have gained recognition as fast growing sectors. Lasers with wavelengths ranging from ultraviolet to infrared have found applications in surgery, ophthalmology and dermatology due to their significant clinical efficacy and the potential growth of the market. In addition to the above-described medical lasers and centers, the Company also owns a portion of EMX in the infrared thermal imaging market that has applications in security, law enforcement and military surveillance.

Refractive Lasers and Laser Centers

Vision correction is one of the largest medical markets in the US, where approximately 136 million people use eyeglasses or contact lenses. Within this group, approximately 60 million people are myopic (nearsighted) and 30 million are hyperopic (farsighted). Another 45 million are presbyopic, meaning the loss of ability to focus properly. Industry sources estimate that Americans spend approximately $13 billion on eyeglasses, contact lenses and other vision correction products and services each year. It has been estimated that the international market is approximately 3 to 5 times larger than the U.S. market with at least 500 million people using eyeglasses or contact lenses outside the U.S.

At the present time, most ophthalmologists charge $1,000 to $1,500 per eye to perform the LASIK procedures. In addition, since there is frequently no insurance or Medicare coverage for this procedure, patients pay cash and there are no administrative costs of dealing with complex paperwork.

The Company's Business

The Company's target market is refractive surgery, particularly reversal of presbyopia, one of the last frontiers of ophthalmology. Presbyopia is a natural aging phenomenon where an aging person loses the ability to focus properly in the near vision field for reading. The Wall Street Journal reported in March 2001, that 90 million Americans over the age of 40 suffer from presbyopia. In July 2001 Ophthalmology Management estimated that the market for presbyopia may be 2-3 times larger than that for LASIK. Similar to the economics of LASIK, the Company envision that the treatment of presbyopia will be subject to a royalty or per procedure fee policy, which should allow us to earn long-term recurring income. The Company will also sell the Company's lasers and associated fiber optic disposable surgical tools.

The Company believes the its' new method of laser presbyopia reversal (LAPR) using a laser for surgical correction is less complicated, more stable, and may provide less regression than the mechanical, non-laser methods.

In late 2000, the Company acquired the ophthalmic laser product line from Premier Laser Systems, Inc., out of bankruptcy. This acquisition included an Er:YAG laser that is already FDA-cleared for ophthalmic procedures and CE marked for international sales. The Company renamed this product "OptiVision" and immediately began formal animal and clinical studies for the treatment of presbyopia. The Company began to sell for the first time the OptiVision for laser presbyopia reversal for clinical trials and other ophthalmic applications including but not limited to, incision, excision, and vaporization of eye tissue and tissue surrounding the eye and the orbit of the eye and anterior capsulotomies, and other ophthalmic applications obtained from Premier. The Company has presented numerous clinical papers in the last couple of years. One of the recent papers presented at the International Symposium for refractive surgery in New Orleans in November 2001 reported using the OptiVision laser on 165 eyes, with a follow up of up to 12 months. The results show that 82% of patients could read with out glasses and that there was no statistically significant regression at one year. There were no serious complications reported.

The mid-infrared (IR) wavelength of the systems the Company acquired from Premier present many advantages over the UV lasers and other existing systems in the market. As a result of this acquisition, the Company anticipates having sufficient number of finished systems to cover its projected sales in the next two to three years. The Company's international distributors are responsible for maintenance and service of the systems sold in their respective territories. The unique features of these IR systems include: (i) compact design for ease of use and convenience in a clinical setting; (ii) operation at high repetition rates (for fast procedures) and at a short pulse width (for reduced thermal effects);
(iii) wavelength matching to the tissue (water) absorption peak for precise tissue ablation and accurate vision correction; and finally, (v) wavelength elimination of the potential risk of mutanagenic side effects which may be a concern in UV lasers

As part of the Premier acquisition, the Company acquired 14 patents (U.S. Number (5,116,329; 5,207,673; 5,688,261; 5,707,368; 5,304,167; 5,422,899; 5,722,970;
5,139,494; 5,540,676; 6,122,300; 5,741,245; 5,738,677; 5,865,831) and Israel
number (113,501) and an additional 13 patents pending. These patents from Premier, protect the current design of the OptiVision laser, including but not limited to the connection between the laser fiber, high repetition rate, delivery of the aiming beam and Er:YAG wavelength through the same fiber and contact tip. The Company also has 2 granted patents (6,258,082, 6,263,879) and 4 patents pending in the U.S. for presbyopia reversal that were developed internally. Additionally the Company has submitted 2 Patent Corporation Treaties for international patents for presbyopia reversal. During 2001 the Company acquired 2 pending patents on Presbyopia from a third party.

Initially the Company's strategy was to earn recurring revenue from the Company's Laser Eye Center's (LEC) while developing these presbyopia applications and conducting clinical trials. However as of March0 2002, the Company entered into a binding Letter of Intent to sell the LEC's in China, Vietnam and Egypt. The Company will continue to receive revenue from the purchaser for a period of 2 years. The Company's U.S. centers - SurgiLight Laser Center, Plantation, Florida and the Cosmetic Mobile Laser Centers both produce positive cash flow. Now that the Company has had such promising results from its first stage of clinical trials, the Company has decided to focus all of the Company's efforts on presbyopia. Beginning in mid 2001 the Company began to sign International Distribution Agreements for the OptiVision laser for the treatment of presbyopia and in the fourth quarter 2001 the Company began to sell OptiVision lasers.

In August 2000, the Company obtained 510k clearance from the FDA to market the Company's EX-308 laser for the treatment of psoriasis. In January 2001, the Company signed a manufacturing agreement with A & A Medical, Inc. (Alpharetta
GA) to manufacture the EX-308 for worldwide distribution. In March 2001 the Company filed a 510(k) application for the treatment of vitiligo which is currently under review.

The Model EX-308 offers the following potential advantages over the conventional UVB light treatments: (i) it is fiber-coupled for friendly use on any portion of the treated areas; (ii) requires lower total dose and number of treatment (up to 6 times less) than the UVB light; (iii) it may be safer than UVB light, since only the localized area is treated to eliminate the risk of potential cancer on normal skin; (iv) allows controllable accurate dose to be applied to the target, unlike the UVB light which may degrade in dose without control. A & A Medical has not yet manufactured, and the Company is unaware of any plans to manufacture, any EX-308's; nor have any systems been sold to date.

Laser Centers

In the past, the Company's revenues have been primarily generated from the Company's laser centers, including the Company's Plantation, Florida center for ophthalmic refractive procedures, the Company's 4 mobile cosmetic laser centers operating in Florida, and the Company's International Laser Eye Centers ("LEC"). The Company's International LEC's have been sold to Tao Enterprises. The Company's competitors in this market include individual ophthalmic refractive centers and public companies like TLC Laser Centers Inc. and LCA Vision. As the Company sell the Company's business center, this revenue should become immaterial over the next year. An Officer of SurgiLight manages each of the U.S. centers and by selling the International Laser Centers there should be no adverse impact on the U.S. business or personnel.

Technology, Patents and Licensing Rights

The Company intends to protect the Company's proprietary technology, licensing rights, trademark and patents pending covering various phases of the products in ophthalmology, and dermatology applications. The Company has a policy of not knowingly infringing any valid patent. However, because patent applications are maintained in secrecy in the United States until such patents are issued, and are maintained in secrecy for a period of time outside the United States, the Company can conduct only limited searches to determine whether the Company's technology infringes any patent or patent applications. Any claims for patent infringement could be time-consuming, result in costly litigation, divert technical and management personnel, or require us to develop non-infringing technology or to enter into royalty or licensing agreements. The Company can't be assured that the Company will not be subject to one or more claims for patent infringement, that the Company would prevail in any such action or that the Company's patents will afford protection against competitors with similar technology. In the event the Company's systems are judged to infringe a patent in a particular market, the Company and the Company's customers could be enjoined from making, selling and using such system or be required to obtain a royalty-bearing license, if available, on acceptable terms.

The resolution of intellectual property disputes is often fact intensive and, therefore, inherently uncertain. If any claims or actions are asserted against us, the Company may seek to obtain a license under a third party intellectual property rights. The Company can't be assured, however, that under such circumstances, a license would be available on reasonable terms, or at all. Alternatively, in the event a license is not offered or available, the Company might be required to redesign those aspects of the Company's systems held to infringe so as to avoid infringement. The failure to obtain a license to a third party intellectual property right on commercially reasonable terms could have a material adverse effect on the Company's business and results of operations.

Sales and Marketing

The Company plans to sell only a limited number of OptiVision lasers to support the Company's International clinical trials and potentially the Company's U.S. clinical trials due to the commitment to ensure both quality clinical trials and the subsequent collection of relevant and reliable data.

The Company supports its' sales and marketing efforts by actively participating in medical trade shows and conferences. The Company also seeks to increase the market visibility of the Company's products by presenting technical papers at conferences, and publishing in technical and trade journals. The Company distributes OptiVision update announcements and literature through trade journal coverage and direct mailings to ophthalmologists

Due to the Company's acquisition of inventory from Premier Laser Systems and the limited number of lasers the Company plan to sell during clinical trials, the Company does not plan to manufacture new product for at least two years. The Company's revenues during this clinical trial phase will be generated primarily by laser sales, per procedure royalty fees and international distributor agreements. Other sources of revenue are the Company's two remaining center businesses, sale of laser accessories and laser service contracts.

The number of lasers to be sold per country is determined by either the country's Ministry of Health or the Company based on the size of the county or the clinical trails. Controlling the number of OptiVision lasers sold over the next 36 months should ensure the quality of the clinical data required for the FDA and Regulatory approvals. The Company has granted exclusive licenses to licensees of the Company's laser for presbyopia reversal technology, including specifically the Company's OptiVision laser, granting the licensees the right to use, market and sell the licensed technology in several European, Asian and North American countries. These distributor agreements generally provide for a license fee of $100,000 to $300,000 dollars, a three-year commitment to purchase a quantity of lasers at a fixed distributor price, as well as per procedure royalties from the use of the lasers. The Distributor is tasked with obtaining regulatory approval in its geographic region. Until such approval is obtained, a limited number of lasers may be sold in each country for clinical trials.

The Distributor agreements are exclusive arrangements entered into for an initial term of three years with automatic renewal for an additional three-year term. Pursuant to the terms of these agreements, the Distributors are to act as independent contractors, bear their own expenses and are prevented from binding us in any way. The agreements subject the Distributors to express confidentiality obligations. If the Distributor fails to meet the minimum comments, the Company may terminate the agreement. The following table provides a summary of other material terms of the Company's distribution and licensing agreements:


  -------------------------------- ------------------ ----------------------- ---------------------------- -------------------------
  Distributor                      Date Signed        Type of Agreement       Term-Performance Based       Minimum Revenue Received
                                                                              Commitments
  -------------------------------- ------------------ ----------------------- ---------------------------- -------------------------
  Envision Technologies, Inc.      5/30/01            Distributor             36 months                    Yes
  Canada
  -------------------------------- ------------------ ----------------------- ---------------------------- -------------------------
  RaySonic, Inc.                   8/14/01            Distributor             36 months                    Yes
  Korea
  -------------------------------- ------------------ ----------------------- ---------------------------- -------------------------
  Asia Vision, Inc.                5/9/01             Distributor             36 months                    Yes
  Taiwan
  -------------------------------- ------------------ ----------------------- ---------------------------- -------------------------
  TVMS LCC                         1/31/02            Distributor             36 months                    Yes
  Mexico, Caribbean
  -------------------------------- ------------------ ----------------------- ---------------------------- -------------------------

Research and Product Development

While the Company are currently focusing its' efforts on clinical trials for presbyopia, the Company continues to expend some limited efforts on other research and development products including OptiVision for cataract and glaucoma, and EX-308 for skin treatment (psoriasis and vitiligo).

The Company will continue development efforts for product improvement in system design, software and hardware aspects of new and existing systems as well as in the clinical aspects for the uses of these products. The Company spent approximately $204,635 on research and development in 2001, $206,300 in 2000 and $587,000 in 1999. The Company expects to expend similar amounts in 2002. Dr. Lin and Dr. Hwang manage the internal R&D efforts of the Company, according to plans approved by the Board of Directors.

Competition

There is no established competition in the market for laser presbyopia correction or reversal, however for the treatment of presbyopia, optometrists and ophthalmologists can prescribe accommodative exercises and glasses for their patients. However, the surgical techniques for the treatment of presbyopia can be divided into two categories: implantation of accommodative lenses, which are undergoing clinical trials, and scleral incisions (white portion of the eye) with or without the implantation of a scleral spacer. Scleral incisions have been performed with a diamond knife for the treatment of presbyopia and were initially suggested by Dr. Spencer Thornton, who coordinated a multi-center clinical trial using his technique. Presby Corp., which is according to public reports just finishing Phase I clinical trials, has developed an implant technique. In addition, Sunrise Technology International focuses on a monovision technique by treating one eye for hyperopia (far sightedness) using a holmium laser. This monovision treatment is another approach to resolve accommodation problems. The difference between the Company's approach and that of Sunrise is that the Company treats 2 eyes for presbyopia not 1 eye for hyperopia. It is rumored that other larger ophthalmic companies currently in the refractive arena are investigating potential technologies and surgical procedures for introduction into this large refractive market.

Government Regulation

The Company's products are subject to significant government regulation in the United States and other countries. In order to clinically test, produce and market the Company's products for human diagnostic and therapeutic use, the Company must comply with mandatory procedures and safety standards established by the FDA and comparable state and foreign regulatory agencies.

Typically, such standards require products to be approved by the government agency as safe and effective for their intended use before being marketed for human applications. The clearance process is expensive and time consuming, and the Company cannot provide any assurance that any agency will grant us clearance to sell the Company's products for routine clinical applications or that the time for the clearance process will not be prolonged.

There are two principal methods by which FDA-regulated products may be marketed in the United States. One method is a FDA pre-market notification filing under
Section 510(k) of the Food, Drug and Cosmetics Act. Applicants under the 510(k) procedure must demonstrate that the device for which clearance is sought is substantially equivalent to devices on the market prior to May 1976. The review period for a 510(k) application is 90 days from the date of filing the application. Applications filed pursuant to 510(k) are often subject to questions and requests for clarification that often extend the review period beyond 90 days. Marketing of the product must be deferred until written clearance is received from the FDA. In some instances, an Investigational Device Exemption (IDE) is required for clinical trials for a 510(k) notification.

The alternate method, when Section 510(k) is not available, is to obtain a Pre-Market Approval (PMA) from the FDA. Under the PMA procedure, the applicant must obtain an IDE before beginning the substantial clinical testing required to determine the safety, efficacy and potential hazards of the products. The preparation of a PMA is significantly more complex and time consuming than the 510(k) application. The review period under a PMA is 180 days from the date of filing. The FDA often responds with requests for additional information or clinical reports that can extend the review period substantially beyond 180 days.

The FDA also imposes various requirements on manufacturers and sellers of products under its jurisdiction, such as labeling, manufacturing practices, record keeping and reporting requirements. The FDA may require post-market testing and surveillance programs to monitor a product's effects. All of the Company's products will require filing of an IDE, a 510(k) application or PMA. The Company cannot provide any assurance that the appropriate approvals from the FDA will be granted for the Company's products, the process to obtain such approvals will not be excessively expensive or lengthy or the Company will have sufficient funds to pursue such approvals. The failure to receive requisite approvals for the Company's products or processes, when and if developed, or significant delays in obtaining such approvals will prevent us from commercializing the Company's products as anticipated and will have a material, adverse effect on the Company's business.

The Company is also are subject to regulation under the Radiation Control for Health and Safety Act administered by the FDA which requires laser manufacturers: (i) to file new product and annual reports; (ii) to maintain quality control, product testing and sales records; (iii) to incorporate specific design and operating features in lasers sold to end-users; and (iv) to certify and label each laser sold to an end-user as belonging to one of four classes based on the level of radiation from the laser that is accessible to users. Various warning labels must be affixed and specific protective devices installed, depending on the class of the product. The Center for Devices and Radiological Health is empowered to seek fines and other remedies for violations of the regulatory requirements.

Foreign sales of the Company's medical laser systems are subject, in each case, to clearance by the FDA for export to the recipient country or notification to the FDA based on approval of the applicable foreign ministry or health offices. Regulatory requirements vary by country. The Company's OptiVision meets all electrical requirements for worldwide distribution. However, the Company's EX-308 dermatology laser has never been tested for electrical safety.

The regulatory status for the Company's products follows:

---------------------------------- ---------------------------- -------------------------------- --------------------------------
Application                        Product                      Regulatory Status                Manufacturer
---------------------------------- ---------------------------- -------------------------------- --------------------------------
Psoriasis                          EX 308                       501(k) Cleared                   A & A Medical (1)
---------------------------------- ---------------------------- -------------------------------- --------------------------------
Vitiligo                           EX 308                       501(k) Pending                   A & A Medical
---------------------------------- ---------------------------- -------------------------------- --------------------------------
Incision/excision around eye       OptiVision                   501(k) Cleared                   Premier
---------------------------------- ---------------------------- -------------------------------- --------------------------------
Anterior capsulotomy               OptiVision                   501(k) Cleared                   Premier
---------------------------------- ---------------------------- -------------------------------- --------------------------------
Cataract lens emulsification       OptiVision                   501(k) Pending                   Premier (2)
---------------------------------- ---------------------------- -------------------------------- --------------------------------
Glaucoma                           OptiVision                   In clinical trials               Premier (2)
---------------------------------- ---------------------------- -------------------------------- --------------------------------
Presbyopia                         OptiVision                   In clinical trials               Premier (2)
---------------------------------- ---------------------------- -------------------------------- --------------------------------
BluLaze                            BlueLaze                     501(k) Cleared *                 Premier
---------------------------------- ---------------------------- -------------------------------- --------------------------------
Diode                              Diode                        501(k) Cleared *                 Premier
---------------------------------- ---------------------------- -------------------------------- --------------------------------

*  Under Research & Development

(1) Under agreement with the Company signed in January 2001, however A&A Medical is not currently manufacturing or selling the EX-308.

(2) Per an acquisition from Premier Laser Systems (see description in "Description of Business").

The Company's objectives are focused toward domination of the presbyopia reversal market. The Company plans to pursue rapid FDA clearance for the Company's presbyopia product by conducting well controlled and documented clinical trials worldwide. The Company hopes to receive the first FDA clearance for this procedure. In the interim, the Company plans to develop the Company's international distribution force and sell the presbyopia system internationally in those large countries where the Company's lasers have already obtained regulatory clearance. If and when A & A Medical begins to manufacture and distribute the psoriasis product, this will potentially add to the Company's financial performance.

The Company will continue to evaluate acquisitions in the refractive niche, which may speed the growth of the Company's revenues and profits. As the Company's presbyopia business becomes self-supporting, the Company intends to sell the Company's profitable laser center businesses and focus on the medical device segment of the market.

Costs and Effects of Compliance with Environmental Laws

The Company complies with all applicable federal, state, and local environmental laws and regulations, none of which the Company believes have a material effect on the Company's operations and business.

Reports to Security Holders

The Company files annual and quarterly reports with the Securities and Exchange Commission (SEC). In addition, the Company files additional reports for matters such as material developments or changes within the Company, changes in beneficial ownership of officers and director, or significant shareholders. These filings are a matter of public record and any person may read and copy any materials filed with the SEC at the

SEC's public reference room at 560 Fifth Street, N.W., Washington, D.C.
20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and other information statements, and other information regarding issuers that file electronically with the SEC which internet site can be found at http://www.sec.gov. The Company's internet web site can be found at www.surgilight.com.

Employees

The Company has thirteen (13) full-time employees, all of which are located in Florida. The Company also hires, from time-to-time, part-time employees for system assembly tasks and consultants on a contract basis for regulatory clinical trials, accounting and system maintenance. None of the Company's employees is represented by a labor union. The Company believes the Company has a good working relationship with the Company's employees.

Manufacturing

For the Excimer laser, the Company design or acquire the laser system, electronic boards and system control assemblies, and software used in the Company's products. The Company is not dependent on any major suppliers except that GAM is currently the Company's sole source for the laser head for the EX-308. The Company has found Lambda Physics (Germany) as a second source for the laser heads needed in EX-308 in case GAM cannot meet the Company's market demands. For the OptiVision, the Company currently has at least 150 finished lasers which should satisfy the Company's next 24-36 months of expected market demand. In addition the Company have the majority of components to complete an additional 200 laser systems in inventory. The Company may sell some of these components to acquirers of Premier ER:Yag technologies for fields of use outside ophthalmology.

In December 2000, the Company signed an Agreement with A & A Medical, whereby A & A Medical will manufacture the EX-308 Excimer laser used in the phototherapy treatment of psoriasis. A & A Medical is a vertically integrated medical device manufacturer that is an ISO and GMP compliant medical device manufacturer of private label disposable and capital equipment. A&A Medical to date has not begun manufacturing or selling the EX-308.

Backlog

As of December 31, 2001, the Company had no significant backlog of orders.

Recent Developments

In March 2002, the Company entered into a binding letter of intent to sell the assets and associated liabilities of its approximately 20-excimer laser systems including a royalty income stream from the International Laser Eye Centers
(LEC). The LEC's are located in China, Egypt and Vietnam. The purchaser, Orlando-based Tao Enterprises, is paying $332,000 for the assets, with up to an additional $50,000 to be based on clinic revenues.

In March 2002 the Company founder and former CEO J.T. Lin, Ph.D. resigned as a director and has signed a three-year irrevocable voting trust agreement wherein he will vote 19 percent of Company shares, with outside directors voting his remaining shares. Dr. Lin also has signed a three-year employment contract in which he will continue as Director of Business and Technology Development, responsible for R&D, as well as expanding the international distributor network. This employment contract lowers the Royalty Rate on net revenues of presbyopia products, and services resulting from Patents invented by Dr. Lin from 15% to 2.5%. Dr. Lin also serves as a beneficial owner of Tao Enterprises.

Description Of Property

Item 2. Properties

Facilities

The Company leases the Company's headquarters space of approximately 4,200 square feet, at 12001 Science Drive, Suite 140, Orlando, FL 32826. It is a five-year lease starting January 2000, with a monthly rental fee of approximately $6,000. The Company also has leased approximately 800 square feet of public storage, air-conditioned space for OptiVision inventory with a monthly rental fee of approximately $800.

The Company currently operates one Laser Vision Correction Center and four Mobile Cosmetic Laser Centers in Florida. The Plantation Laser Eye Center has leased space of approximately 5,200 square feet at 7900 Peters Road, Suite B-101, Plantation, Florida, and has a three-year term expiring on December 31, 2003. The total monthly rental fee for the Plantation office is about $5000. The Company has facility insurance of approximately $540,000 for the Excimer laser and other equipment at the Plantation Center. For the mobile cosmetic lasers, the Company lease vans that deliver the lasers to the clinic locations. The Company believes that all of this equipment and facilities are adequately insured. This year the Company paid approximately 25% of the Asian International Laser Centers' gross income to the distributors for their maintenance and management services for the Centers. There is no insurance for systems in the Laser Centers outside the U.S., which have now been sold.


             PLAN OF OPERATION/MANAGEMENT'S DISCUSSION AND ANALYSIS

Item 6. Management's Discussion and Analysis of Financial Conditions and Results of Operations

In the Company's Management's Discussion and Analysis of the Financial Condition and Results of Operations the Company reviewed the Company's past performance and, where appropriate, stated the Company's expectations about the future activities in forward -looking statements. The Company's future results may differ from the Company's expectations.

Revenues - The Company's consolidated net revenues for the three months ended March 31, 2002 (2002 Quarter) increased by approximately 122% to $1,433,872 from $647,000 for the three months March 31, 2001 (2001 Quarter). The increase in revenue is primarily due to increased sales of the OptiVision Laser.

Cost of Revenues - Increased approximately 51% to $179,925 for the 2002 Quarter as compared to $119,000 for the 2001 Quarter. This increase generally reflects the increased sales levels.

Advertising and Selling - Expenses increased to $35,644 for the 2002 Quarter as compared to $21,260 for the 2001 Quarter. It is anticipated that these expenses will continue to increase as the Company attends additional tradeshows, revises its' literature to reflect results from the increased clinical activity, and begins to sell additional units for use in clinical trails.

Professional Fees - Expenses increased to $171,676 for the 2002 Quarter as compared to $160,899 for the 2001 Quarter.

Salaries & Benefits - Expenses increased to $254,341 for the 2002 Quarter as compared to $173,113 for the 2001 Quarter. This increase was primarily due to consulting fees and payoffs of accrued payroll benefits.

Depreciation and Amortization - Expenses decreased to $119,177 for the 2002 Quarter as compared to $139,840 for the 2001 Quarter. The decrease in depreciation resulted primarily from the sale of the remote equipment associated with the Company's International Laser Centers. The decrease in amortization resulted from the adoption of SFAS No. 142 requiring companies to cease amortizing goodwill and other intangible assets with indefinite lives after December 31, 2001.

Administrative and Other - Expenses increased to $200,290 for the 2002 Quarter as compared to $182,888 for the 2001 Quarter. These expenses increased due to the increase in contract labor required to assist with regulatory issues as well as increases in general administration expenses.

Total Selling, General and Administrative - Expenses increased to $781,128 for the 2002 Quarter as compared to $678,000 for the 2001 Quarter.

Interest Expense (Income) - Increased to $20,374 for the 2002 Quarter as compared to ($14,000) for the 2001 Quarter. This increase in net interest expense results from additional laser purchases for the laser center business and a $500,000 line of credit from Merrill Lynch.

 Net Income - increased to $664,900 or .02 cents per share for the 2002 Quarter as compared to a net loss of $136,000 or .01 cent per share during the 2001 Quarter. The favorable increase in net income can be attributable to the increase in clinical sales of the OptiVision Laser and from the gain realized on the sale of the Excimer Laser Systems to Tao Enterprises.

Liquidity and Capital Resources

As of March 31, 2002, the Company had unrestricted cash and cash equivalents of $396,097 and a working capital surplus of approximately $1.57 million as compared to $438,072 of unrestricted cash and cash equivalents and working capital surplus of approximately $ 460,000 at December 31,2001. The decrease in cash can be primarily attributed to payments to reduce the amount owed to Premier and well as payments for the increased litigation expenses. The increase in the working capital surplus is primarily due to the increased sales of OptiVision.

Accounts payable decreased to $1,022,958 at March 31, 2002 as compared to $1,403,175 at December 31, 2001 primarily as a result of payments to Premier. Included in accounts payable at March 31, 2002 is approximately $325,000 still owed to Premier.

Other current liabilities increased to $1,348,267 at March 31, 2002 from $1,257,535 at December 31, 2001, primarily due to the increase in customer deposits recorded. Of the 2,150,000 shares escrowed for the convertible debenture issued to GEM, 2,147,868 shares were converted.

The Company anticipates that its current cash, cash equivalents, as well as anticipated cash flows from operations and additional capital contributions from private placements, will be sufficient to meet its working capital needs for the next 12 months.

The Company's future capital requirements will depend on many factors, the scope and results of pre-clinical studies and pre-clinical trials, the cost and timing of regulatory approvals, research and development activities, establishment of manufacturing capacity, and the establishment of the marketing and sales organizations and other relationships, acquisitions or divestitures, which may either involve cash infusions or require additional cash.

The Company is seeking additional sources of financing, which may include short-term debt, long- term debt or equity. However there is no assurance that the Company will be successful in raising additional capital. The Company's ability to meet its' working capital needs will be dependent on the ability to sign additional distribution and licensing arrangements, achieve a positive cash flow from operations, and achieve and sustain profitable operations.

Risks and Uncertainties

The Private Securities Litigation Reform Act of 1995 provides a `safe harbor' for forward-looking statements. This report (as well as information included in oral statement or other written statements made or to be made by the Company) contains statements that are forward-looking, such as statements related to anticipated future revenues of the Company, success of current product offerings, ongoing clinical trials, expectation in litigation, and success of future debt or equity offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.


                  CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

Item 12. Certain Relations and Related Transactions

The Company's balance as of March 2002, to Premier Laser Systems, Inc. is approximately $325,000 and 1,175,000 shares of the Company's common stock from the purchase of Premier's ophthalmic laser product line, including the OptiVision Laser, in October 2000 and December 2001. Colette Cozean, Ph.D. a Director and Chairwoman of the Board, founded Premier and served in many capacities for that company from 1991 to 1999. Premier currently owes Dr. Cozean approximately $288,000 for severance, life insurance, expenses and salary. Premier also owes Dr. Cozean up to $232,500 as a commission from sale of Premier assets of which $130,000 is from the second acquisition of assets by SurgiLight. In additions in 2001 Dr.Cozean received options for her consulting service to acquire.

In November 2000, the Company entered into a consulting agreement with Dr. Cozean. Currently, the Company agreed to pay her as a regulatory consultant at a rate of $10,000 per month and issue her options each month for 3,500 shares at a 10% discount off of fair market value in exchange for her services. For services rendered during 2001, Dr. Cozean is entitled to receive $114,000, of which $54,000 was paid in 2001. In addition, during 2001, Dr. Cozean received options to acquire 36,000 shares of common stock.

On March 14, 2002, the Company has agreed to sell the assets and associated liabilities of approximately 20 of its Excimer laser systems, including a royalty income stream, from the International Laser Eye Centers located in China, Egypt and Vietnam. The purchaser, Orlando-based Tao Enterprises, is paying $332,000 for the assets over a two-year period, with up to an additional $50,000 to be based on clinic revenues. Dr. Lin also serves as a beneficial owner of Tao Enterprises.

Except as described above, there are currently no proposed transactions between the Company, its officers, directors, shareholders, and affiliates. Conflicts of interest could arise in the negotiation of the terms of any transaction between the Company and its shareholders, officers, directors, or affiliates. The Company has no plans or arrangements, including the hiring of an independent third party, for the resolution of disputes with such persons, if they arise. The Company and its shareholders could be adversely affected should such individuals choose to place their own interests before those of the Company. No assurance can be given that conflicts of interest will not cause us to lose potential opportunities, profits, or management attention. The Company's Board of Directors has adopted a policy regarding transactions between the Company and any officer, director, or affiliate, including loan transactions, requiring that all such transactions be approved by a majority of the independent and disinterested members of the Board of Directors and that all such transactions be for a bona fide business purpose and be entered into on terms at least as favorable to the Company as could be obtained from unaffiliated independent third parties.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The following chart sets forth the high and low closing price for the common Stock as quoted on OTCBB during the indicated periods. All prices have been adjusted for 2 for 1 forward split effective On January 27, 2000.

  ----------------------- -------------------------- ---------------------
  Common Stock            High                       Low
  ----------------------- -------------------------- ---------------------
  1999
  ----------------------- -------------------------- ---------------------
  4th Quarter             $11.00                     $2.2500
  ----------------------- -------------------------- ---------------------

  ----------------------- -------------------------- ---------------------
  2000
  ----------------------- -------------------------- ---------------------
  1st Quarter             25.5000                    10.5000
  ----------------------- -------------------------- ---------------------
  2nd Quarter             10.3750                    5.7500
  ----------------------- -------------------------- ---------------------
  3rd Quarter             10.6250                    5.7500
  ----------------------- -------------------------- ---------------------
  4th Quarter             10.1250                    1.9380
  ----------------------- -------------------------- ---------------------

  ----------------------- -------------------------- ---------------------
  2001
  ----------------------- -------------------------- ---------------------
  1st Quarter             4.0000                     1.0000
  ----------------------- -------------------------- ---------------------
  2nd Quarter             2.2200                     .9375
  ----------------------- -------------------------- ---------------------
  3rd Quarter             1.6200                     .2000
  ----------------------- -------------------------- ---------------------
  4th Quarter             .5500                      .2200
  ----------------------- -------------------------- ---------------------

  ----------------------- -------------------------- ---------------------
  2002
  ----------------------- -------------------------- ---------------------
  1st Quarter             0.3200                     0.2100
  ----------------------- -------------------------- ---------------------


The Company's common stock started to trade on OTCBB on November 1, 1999, and was split two for one on January 27, 2000. These quotations represent prices between dealers and do not include retail mark up, mark down, or commission and may not necessarily represent actual transactions. As of December 31, 2001, approximately 27,690,880 shares of the Company's common stock and 200,000 warrants, respectively were outstanding, and, as far as the Company can determine, were held of record by approximately 1,300 persons, including significant amounts of stock held in street name.

The Company has not paid any cash dividends since the Company's inception and do not anticipate paying cash dividends in the foreseeable future.

                             CHANGES IN ACCOUNTANTS

In January 2000, the Company terminated the Company's independent accountant Rachel Siu, CPA (who performed the auditing for the Company in 1997 and 1998) and engaged Parks, Tschopp, Whitcomb and Orr, P.A. as the Company's new principal accountant to audit the Company's financial statements effective February, 2000. There were no disagreements with the Company's former accountant on any matter of accounting principle or practices, financial statement disclosure, or auditing scope or procedure. The decision to change accountants was recommended and approved by the Company's Board of Directors.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company has filed with the Securities and Exchange Commission at 450 Fifth Street N.W., Washington, D.C. 20549, a registration statement on Form SB-2 with respect to the Company and the securities offered hereby. Reference is made to the registration statement and the exhibits filed as part of the registration statement, which may be examined without charge at the public reference facilities maintained by the commission at 450 Fifth Street N.W., Washington, D.C. 20549. Prospective investors may direct questions to the officers of the Company with respect to the Offering and may obtain additional information from the Company's SEC filings including the 14f, 15c, 10K and quarterly reports. Prospective investors may direct questions to the officers of the Company with respect to the Offering or the proposed business of the Company and may obtain additional information, to the extent the Company possesses such information or can acquire it without unreasonable effort or expense, as may be necessary to verify the accuracy of the information furnished in this Prospectus. Any document relating to the company in the possession of the Company or which may be obtained without unreasonable effort, may be inspected at the office of the Company by any prospective investor or his advisor upon advance notice.

                                SURGILIGHT, INC.

                        Consolidated Financial Statements


                           December 31, 2001 and 2000




                                SURGILIGHT, INC.

                                Table of Contents




Independent Auditors' Report...................................................................................F-1

Consolidated Balance Sheets....................................................................................F-2

Consolidated Statements of Operations..........................................................................F-3

Consolidated Statements of Cash Flows..........................................................................F-4

Consolidated Statements of Stockholder's Equity................................................................F-5


Notes to Consolidated Financial Statements.....................................................................F-6

                          Independent Auditors' Report


To the Board of Directors and Stockholders of SurgiLight, Inc.

We have audited the accompanying consolidated balance sheets of SurgiLight, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2001 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SurgiLight, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001 and 2000, respectively, in conformity with accounting principles generally accepted in the United States of America.


/s/  Parks, Tschopp, Whitcomb & Orr, P.A.


March 19, 2002
Maitland, Florida


                                SURGILIGHT, INC.

                                 Balance Sheets

                           December 31, 2001 and 2000

                                     Assets
                                                                                         2001                     2000
                                                                                   -----------------        -----------------
Current assets:
      Cash                                                                                $ 438,072                1,773,701
      Accounts receivable, less allowances for doubtful accounts
         of $133,000 and $90,000                                                            302,691                  533,156
      Inventories (note 5)                                                                2,004,139                4,329,599
      Notes receivable (note 6)                                                             105,000                  246,000
      Other current assets                                                                  271,242                        -
                                                                                   -----------------        -----------------

            Total current assets                                                          3,121,144                6,882,456

Property and equipment, net of accumulated depreciation
      of $1,940,488 and $704,445 (note 7)                                                 1,107,749                1,845,257

Other assets:
      Inventories (note 5)                                                                4,014,296                        -
      Deposit                                                                                     -                   84,866
      Intangible assets, net of accumulated amortization
         of $282,446 and $84,226                                                            704,125                  730,305
      Investment in subsidiary (note 2)                                                           -                    5,000
                                                                                   -----------------        -----------------

            Total assets                                                                 $8,947,314               $9,547,884
                                                                                   =================        =================

                      Liabilities and Stockholders' Equity
Current liabilities:
      Accounts payable and accrued expenses                                              $1,403,175               $2,520,707
      Customer deposits                                                                     438,333                        -
      Current portion of long-term debt (note 8)                                            819,202                   47,671
                                                                                   -----------------        -----------------

            Total current liabilities                                                     2,660,710                2,568,378

Long-term debt less current installments (note 8)                                            96,241                  115,111
                                                                                   -----------------        -----------------

            Total liabilities                                                             2,756,951                2,683,489

Convertible debentures (note 8)                                                           2,477,666                2,688,880

Stockholders' equity:
      Common stock, $0.0001 par value; 30,000,000 shares
         authorized; 27,883,713 and 21,579,419 issued and outstanding                         2,789                    2,158
      Preferred stock, $0.0001 par value; 5,000,000 shares
         authorized; 62,000 issued and outstanding                                                7                        -
      Additional paid in capital                                                          9,020,420                6,772,378
      Treasury stock, 46,135 and 43,135 shares at cost                                     (202,111)                (196,824)
      Accumulated deficit                                                                (5,108,408)              (2,402,197)
                                                                                   -----------------        -----------------

            Total stockholders' equity                                                    3,712,697                4,175,515
                                                                                   -----------------        -----------------

            Total liabilities and stockholders' equity                                   $8,947,314                9,547,884
                                                                                   =================        =================

See accompanying notes to financial statements.


                                SURGILIGHT, INC.

                            Statements of Operations

                     Years Ended December 31, 2001 and 2000


                                                                                            2001                2000
                                                                                       ---------------      --------------

Revenue:

     Sales and lease equipment                                                            $ 1,024,400           1,064,413
     Surgical center fees                                                                   2,045,868           2,094,018
     Other                                                                                     79,708             105,404
                                                                                       ---------------      --------------
                                                                                            3,149,976           3,263,835

Cost of Sales                                                                                 644,297             933,383
                                                                                       ---------------      --------------

              Gross profit                                                                  2,505,679           2,330,452

General and administrative expenses:
     Salaries and benefits                                                                    958,034             531,226
     Advertising and selling                                                                  136,728              83,092
     Other administrative                                                                   1,310,035           1,501,829
     Professional fees                                                                      1,256,412             112,508
     Depreciation                                                                           1,214,905             287,434
     Amortization                                                                             186,323              20,833
                                                                                       ---------------      --------------
                                                                                            5,062,437           2,536,922

              Operating income (loss)                                                      (2,556,758)           (206,470)

Other income/expenses
     Interest income                                                                           19,137              43,134
     Interest expense                                                                        (168,590)            (28,672)
                                                                                       ---------------      --------------

              Net income (loss) before income taxes                                        (2,706,211)           (192,008)

     Income tax expense (note 9)                                                                    -                   -
                                                                                       ---------------      --------------

              Net income (loss)                                                          $ (2,706,211)           (192,008)
                                                                                       ===============      ==============

     Net income (loss) per share:
              Basic                                                                             (0.12)              (0.01)
                                                                                       ===============      ==============

              Diluted                                                                           (0.12)              (0.01)
                                                                                       ===============      ==============

     Weighted average number of shares outstanding                                         23,155,492          21,596,890
                                                                                       ===============      ==============


See accompanying notes to financial statements.


                                SURGILIGHT, INC.

                            Statements of Cash Flows

                     Years ended December 31, 2001 and 2000

                                                                                         2001                  2000
                                                                                   -----------------      ----------------
Cash flows from operating activities:
     Net income (loss)                                                                 $ (2,706,211)             (192,008)
     Adjustments to reconcile net income (loss) to net
       cash provided by (used in) operating activities:
         Depreciation                                                                     1,214,905               287,434
         Amortization                                                                       186,323                20,833
         Gain on disposal of equipment                                                      (22,428)                    -
         Stock issued for services                                                           47,000                     -
     Increase (decrease) in assets and liabilities, net
       of business acquisitions and dispositions
         Receivables                                                                        230,465              (185,480)
         Inventories                                                                       (491,234)           (3,492,110)
         Other assets                                                                      (271,242)             (478,880)
         Deposits                                                                            84,866               (57,500)
         Accounts payable                                                                  (575,746)            2,189,189
         Customer deposits                                                                  438,333                     -
                                                                                   -----------------      ----------------

              Net cash used in operating activities                                      (1,864,969)           (1,908,522)
                                                                                   -----------------      ----------------

Cash flows from investing activities:
     Notes receivable                                                                       141,000              (246,000)
     Purchases of equipment                                                                (454,969)             (519,065)
     Payments for patents                                                                   (30,000)                    -
                                                                                   -----------------      ----------------

              Net cash used in investing activities                                        (343,969)             (765,065)
                                                                                   -----------------      ----------------

Cash flows from financing activities:
     Proceeds from long-term debt                                                           847,651                15,361
     Repayment of long-term debt                                                            (94,990)             (154,843)
     Loans from shareholders                                                                      -               (26,000)
     Proceeds from sale of stock                                                            125,935             1,232,000
     Purchase of treasury stock                                                              (5,287)             (196,824)
     Proceeds from sale of debenture                                                              -             3,000,000
                                                                                   -----------------      ----------------

              Net cash provided by financing activities                                     873,309             3,869,694
                                                                                   -----------------      ----------------

Net increase (decrease) in cash                                                          (1,335,629)            1,196,107

Cash, beginning of year                                                                   1,773,701               577,594
                                                                                   -----------------      ----------------

Cash, end of year                                                                           438,072             1,773,701
                                                                                   =================      ================

Cash paid during the year for interest                                                    $ 107,109                33,323
                                                                                   =================      ================

Noncash financing activities and supplemental information:
     During the years ended December 31, 2001 and 2000, $770,868 and $311,120, respectively, of debentures were converted into shares of the Company's common stock.



See accompanying notes to financial statements.



                                SURGILIGHT, INC.

                       Statements of Stockholders' Equity

                     Years ended December 31, 2001 and 2000


                                                     Common Stock               Preferred Stock          Additional
                                              ---------------------------  ---------------------------    Paid-In       Treasury
                                                 Shares         Amount        Shares         Amount       Capital        Stock
                                              ------------   ------------  ------------   ------------  -----------   -----------

Balances at December 31, 1999                  22,800,000    $     2,280           --             --       5,109,136           --


Sale of common stock - private placement          110,000             11           --             --       1,231,989           --
Sale of interest in AMTI                             --             --             --             --            --          (50,000)
Sale of interest in EMX                              --             --             --             --            --          (30,000)
Cancellation of treasury shares                (1,420,000)          (142)          --             --         (79,858)        80,000
Purchase of common stock                             --             --             --             --            --         (196,824)
Common stock returned and cancelled               (26,000)            (2)          --             --               2           --
Repurchase of interest in AMTI                     26,000              2           --             --         199,998           --
Net loss                                             --             --             --             --            --             --
Conversion of debenture                            89,419              9           --             --         311,111           --
                                              -----------    -----------    -----------    -----------   -----------    -----------

Balances at December 31, 2000                  21,579,419    $     2,158           --             --       6,772,378       (196,824)
                                              ===========    ===========    ===========    ===========   ===========    ===========

Stock issued for services                         195,833             20           --             --          46,980           --
Sale of common stock - private placement           50,880              5           --             --          32,929           --
Sale of preferred stock - private placement          --             --           62,000              7        92,994           --
Conversion of debentures                        2,055,289            205           --             --         770,540           --
Purchase of common stock                             --             --             --             --            --           (5,287)
Purchase and cancellation of common stock          (3,000)          --             --             --         (45,000)          --
Escrow common stock subscribed                  4,005,292            401           (401)          --            --             --
Accrued stock compensation                           --             --             --             --            --             --
Net loss                                             --             --             --             --            --             --
                                              -----------    -----------    -----------    -----------   -----------    -----------

Balances at December 31, 2001                  27,883,713    $     2,789         62,000              7     7,670,420       (202,111)
                                              ===========    ===========    ===========    ===========   ===========    ===========



                                                                              Total
                                               Deferred      Accumulated   Stockholders'
                                              Compensation     Deficit        Equity
                                             -------------   ------------  -------------



Balances at December 31, 1999                        --      (2,210,189)     2,901,227


Sale of common stock - private placement             --            --        1,232,000
Sale of interest in AMTI                             --            --          (50,000)
Sale of interest in EMX                              --            --          (30,000)
Cancellation of treasury shares                      --            --             --
Purchase of common stock                             --            --         (196,824)
Common stock returned and cancelled                  --            --             --
Repurchase of interest in AMTI                       --            --          200,000
Net loss                                             --        (192,008)      (192,008)
Conversion of debenture                              --            --          311,120
                                              -----------   -----------    -----------

Balances at December 31, 2000                        --      (2,402,197)     4,175,515
                                              ===========   ===========    ===========

Stock issued for services                            --            --           47,000
Sale of common stock - private placement             --            --           32,934
Sale of preferred stock - private placement          --            --           93,001
Conversion of debentures                             --            --          770,745
Purchase of common stock                             --            --           (5,287)
Purchase and cancellation of common stock            --            --          (45,000)
Escrow common stock subscribed                       --
Accrued stock compensation                      1,350,000          --        1,350,000
Net loss                                             --      (2,706,211)    (2,706,211)
                                              -----------   -----------    -----------

Balances at December 31, 2001                   1,350,000    (5,108,408)     3,712,697
                                              ===========   ===========    ===========


See accompanying notes to financial statements.


                                SURGILIGHT, INC.

                          Notes to Financial Statements

                            December 31, 2001and 2000



(1)  Organization and Summary of Significant Accounting Policies

(a)  Organization

     SurgiLight, Inc. (SLI or the Company) and its wholly-owned subsidiaries, Advanced Medical Laser Services, Inc. (AMLI) and EMX, Inc. develop, manufacturer and sell ophthalmic lasers and related products primarily for use in photorefractive keratectomy (PRK) and laser in-situkeratomileusis (LASIK) procedures. The Company also operates a laser vision correction center in Plantation, Florida.

     MAS Acquisition Corp. was incorporated in Delaware on July 31, 1996.

     SurgiLight, Inc. was incorporated under the laws of the State of Florida in October 1998.

     On March 31, 1999, SLI agreed to exchange shares with MAS Acquisition Corp., a Delaware public company. Accordingly, SLI exchanged 10,394,330 shares of the company stock for 10,394,330 shares of MAS Acquisition Corp. stock in a business combination accounted for as a reverse acquisition. During the period MAS Acquisition Corp. was in existence, prior to the reverse acquisition, its only activity was to raise equity capital. For accounting purposes, the reverse acquisition is reflected as if SLI issued its stock (10,394,330 shares) for the net assets of MAS Acquisition Corp. The nets assets of MAS Acquisition Corp. were not adjusted in connection with the reverse acquisition since they were monetary in nature. Coincident with the reverse acquisition, MAS changed its name to SurgiLight, Inc.

(b)  Basis of Presentation

     The consolidated  financial  statements include the accounts of the Company
     and  its   subsidiaries.   All   significant   intercompany   balances  and
     transactions have been eliminated in consolidation.

(c)  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                SURGILIGHT, INC.

                          Notes to Financial Statements



(1)  Organization and Summary of Significant Accounting Policies - (Continued)
     -------------------------------------------------------------------------

(d)  Cash and Cash Equivalents

     For financial reporting purposes, the Company considers short-term, highly liquid investments with original maturities of three months or less to be cash equivalents.

(e)  Credit Risks

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade accounts and notes receivable. The Company sells its products to customers, at times extending credit for such sales. Exposure to losses on receivables is principally dependent on each customer's financial condition and their ability to generate revenue from the Company's products. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses.

     Changes in the allowance for doubtful accounts for the years ended December 31, are as follows:

                                                                                     2001                 2000
                                                                               -----------------    -----------------

                     Balance at beginning of year                                     $ 90,000              $ 5,000
                     Provision for credit losses                                       164,938              154,000
                     Charge offs                                                      (121,938)             (69,000)
                                                                               -----------------
                                                                               -----------------    -----------------

                     Balance at end of year                                          $ 133,000            $ 90,000
                                                                               =================    =================

(f)  Income Taxes

     The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax liabilities and assets are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

(g)  Inventory

     Inventory, which consists primarily of laser systems parts and components, is stated at the lower of cost or market. Cost is determined using the first-in first-out method.

                                                                     (Continued)

                                SURGILIGHT, INC.

                          Notes to Financial Statements



(1)  Organization and Summary of Significant Accounting Policies - (Continued)
     -------------------------------------------------------------------------

(h)  Property and Equipment

     Property and equipment are stated at cost. Furniture and equipment are depreciated using the straight-line method over the estimated lives (three to seven years) of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the useful life of the asset. Such depreciation and amortization is included in other general and administrative expenses on the consolidated statements of operations.

(i)  Intangible Assets

     Intangible assets consist of goodwill, patents and deferred loan costs. Goodwill represents the excess of cost over the fair value of net assets acquired and is amortized on a straight-line basis over estimated useful lives up to 20 years. Management evaluates the carrying value of goodwill using projected future undiscounted operating cash flows of the acquired businesses. Patents consist of the cost of acquiring certain technologies and are amortized over 5 years. Deferred loan costs are amortized over the life of the loan using the effective interest method. During 2001, the Company paid $30,000 to acquire patents.

(j)  Research and Development

     Research and development costs are charged to operations in the year incurred. The cost of certain equipment used in research and development activities which have alternative uses is capitalized as equipment and depreciated using the straight-line method over the estimated lives (five to seven years) of the assets.

(k)  Product Warranty Costs

     Estimated future warranty obligations related to the Company's products, typically for a period of one year, are provided by charges to operations in the period in which the related revenue is recognized.

(l)  Extended Service Contracts

     The Company sells product service contracts covering periods beyond the initial warranty period. Revenues from the sale of such contracts are deferred and amortized on a straight-line basis over the life of the contracts. Service contract costs are charged to operations as incurred.

                                SURGILIGHT, INC.

                          Notes to Financial Statements

(1)  Organization and Summary of Significant Accounting Policies - (Continued)
     -------------------------------------------------------------------------

(m)  Revenue Recognition

     The Company recognizes revenue from the sale of its products in the period that the products are shipped to its customers, title is transferred to the customer, and the right of return no longer exists. Any payments received by the customer prior to these events occurring are classified as customer deposits in the accompanying balance sheet.

     Surgical center fees are recognized as revenue as the surgery center performs procedures.

     Service revenues from consulting clients are recognized in the period that the services are provided.

(n)  Cost of Revenues

     Cost of revenues consists of product cost and cost of services. Product cost relates to the cost from the sale of its product in the period that the products are shipped to the customers.

     Cost of services consists of the costs related to servicing consulting clients, managing an ophthalmic practice and an ambulatory surgery center.

(o)  Earnings (Loss) per Share

     Basic earnings or loss per common share are computed using the weighted average number of common shares and contingently issuable shares (to the extent that all necessary contingencies have been satisfied), if dilutive. Diluted loss per common share is computed using the weighted average number of common shares, contingently issuable shares, and common share equivalents outstanding during each period. Common share equivalents include options, warrants to purchase common stock, and convertible debentures and are included in the computation using the treasury stock method if they would have a dilutive effect. Diluted losses per share for the years ended December 31, 2000, 1999 and 1998 are the same as basic loss per share.

(p)  Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of
     -----------------------------------------------------------------------

     Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be

                                SURGILIGHT, INC.

                          Notes to Financial Statements



1)   Organization and Summary of Significant Accounting Policies - (Continued)
     -------------------------------------------------------------------------

     (p) Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of (Continued)

     recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     (q)  Stock Option Plans

     The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation", which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employees stock option grants made in 1995 and future years as if the fair-valued based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure pursuant to the provisions of SFAS No. 123.

     (r)  Comprehensive Income

     The Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income", on January 1, 1998. SFAS No. 130 requires companies to classify items defined as "other comprehensive income" by their nature in a financial statement and to display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in-capital in the equity section of the consolidated balance sheet.

     (s)  Operating Segments

     The Company adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", on December 31, 1998. SFAS No. 131 requires companies to report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker in assessing performance. This statement also requires that public companies report certain information about their products and services, the geographic areas in which they operate and their major customers.

                                SURGILIGHT, INC.

                          Notes to Financial Statements

(1)  Organization and Summary of Significant Accounting Policies - (Continued)

     (t)  Foreign Currency Translations

     Translation gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than U.S. dollars are included in the results of operations as incurred.

     (u)  Treasury Stock

     In 2001, the Board of Directors authorized the repurchase on the open market, at management's direction, of up to 100,000 shares of the Company's stock during any one year. The Company's repurchase of shares of common stock are recorded as "Treasury Stock" and result in a reduction of "Stockholder's Equity."

     (v)  Advertising

     Advertising costs are expensed as incurred and amounted to $136,728 and $83,092 for the years ended December 31, 2001 and 2000, respectively.


(2)      Acquisitions and Dispositions

     Premier Laser Systems

     In October 2000, the Company acquired the inventory and technology of a corporation known as Premier Laser Systems. The inventory consisted of work in process and finished goods laser systems. The purchase price, including legal fees of $20,000, was $3,745,000 and was allocated as follows:
     $3,400,000 to inventory, $345,000 to intangible assets consisting of technology, patents and FDA approval. In Decembe 2001, the Company agreed to acquire additional inventory for $1,700,000 consisting of $350,000 in cash and $1,350,000 in the Company's common stock. The $350,000 is included in accounts payable and the $1,350,000 is included in deferred compensation in the accompanying balance sheet. Both are due to be paid by the second quarter of 2002.

     AMLI

     In March 1999, the Company acquired 100% of the stock of Advanced Medical Laser Services, Inc. (AMLI) in exchange for 2,360,000 shares (post split) of the Company's common stock. The value of the acquisition was $93,511.

                                SURGILIGHT, INC.

                          Notes to Financial Statements


(2)  Acquisitions and Dispositions (Continued)

     AMLI (Continued)

     Effective January 1, 2000, SurgiLight sold a 55% interest in the net assets of AMLI in exchange for 1,260,000 shares of the Company's common stock. The shares were subsequently cancelled. In the third quarter, the Company entered into an agreement to reacquire the remaining 55% interest in AMLI in exchange for 26,000 shares of common stock. At the date of purchase, the fair value of the stock issued in connection with this transaction amounted to $200,000.

     EMX

     In March 1999, the Company acquired 100% of the stock of EMX, Inc. in exchange for 230,000 shares (post split) of the Company's common stock. The value of the acquisition was $22,667. The acquisition was accounted for using the purchase method. Accordingly, EMX's results of operations are included in the Company's consolidated financial statements subsequent to the acquisition date.

     Effective January 1, 2000, SurgiLight sold an 85% interest in the net assets of EMX, which were valued at $30,000, in exchange for 120,000 shares of the Company's common stock. There was no gain or loss recorded with respect to this transaction. The acquired shares were subsequently cancelled. As of December 31, 2000, the Company retained a 15% ownership interest in EMX.

     Photon Data, Inc.

     In February 1999, the Company acquired 100% of the stock of Photon Data, Inc. (PDI) in exchange for 8,145,000 shares of the Company's common stock. The value of the acquisition was $194,470. Photon Data, Inc. owned and operated the laser vision correction center located in Plantation, Florida. The acquisition was accounted for using the purchase method. Accordingly, Photon Data's results of operations are included in the Company's consolidated financial statements subsequent to the acquisition date.


(3)  Common Stock

     During 2001, the Company issued 192,383 shares of common stock in exchange for legal services valued at $47,000. The value was determined based on the value of the services performed.

                                SURGILIGHT, INC.

                          Notes to Financial Statements


(4)  Intangible Assets

     Intangible assets consist of the following at December 31,:



                                                                                     2001                 2000
                                                                               -----------------    -----------------

                     Goodwill                                                         $685,691            $543,651
                     Patents                                                           180,000             150,000
                     Loan cost                                                         120,880             120,880
                                                                               -----------------    -----------------
                                                                                       986,571             814,531
                     Less: accumulated depreciation                                   (282,446)             (84,226)
                                                                               -----------------    -----------------
                                                                                      $704,125            $730,305
                                                                               =================    =================


(5)  Inventories

     The components of inventories at December 31, 2001 and 2000 are summarized as follows:

                                                                                     2001                 2000
                                                                               -----------------    -----------------

                     Raw materials                                                 $  1,553,766            1,167,599
                     Work in progress                                                   310,000              550,000
                     Finished goods                                                   4,154,669            2,567,000
                                                                               -----------------    -----------------

                                                                                   $  6,018,435                4,329,599
                                                                               =================    =================


     The management has reclassified certain optiVision inventory to other assets to reflect anticipated sales over the next 36 months.

                                SURGILIGHT, INC.

                          Notes to Financial Statements


(6)  Notes Receivable

     At December 31, 2001 and 2000 notes receivable consists of the following:


                                                                                   2001                  2000
                                                                             -----------------      ----------------

     Two notes receivable from an individual with interest at 14% and due March
     20, 2001. The two notes are collateralized by 60,000 shares of Company
     stock held by the Company.                                                      $ 80,000               140,000

     Unsecured note receivable from an employee with interest at 14%, payable at
     $8,000 per month through October 2000.                                              -                   40,000

     Unsecured note receivable with interest at 10%, payable at $1,000 per
     month, with entire balance payable no later than August 31, 2002.                  -                    10,000

     Note  receivable from an individual with interest at 10% and due March
     25, 2001.                                                                          -                    56,000

     Note  receivable  from an individual with interest at 10% and due June
     20, 2002.                                                                         25,000                 -
                                                                             -----------------      ----------------

                       Total                                                        $ 105,000               246,000
                                                                             =================      ================


                                SURGILIGHT, INC.

                          Notes to Financial Statements


(7)  Property and Equipment

     Property and equipment at December 31, are as follows:


                                                        Estimated
                                                      Useful Lives                2001                   2000
                                                                           -------------------     ------------------

Laser equipment in remote locations                         3                     $1,819,425             1,819,225
Laser equipment                                             7                        878,443               429,190
Furniture and equipment                                     7                        116,664               105,966
Laboratory equipment                                        7                        155,956               151,118
Vehicles                                                    5                         77,749                44,203
                                                                           -------------------     ------------------
                                                                                   3,048,237             2,549,702
                                                                                  (1,940,488)              (704,445)
                                                                           -------------------     ------------------
                                                                                  $1,107,749             1,845,257
                                                                           ===================     ==================

     Depreciation expense amounts to $1,214,905 and $287,434 for the years ended December 31, 2001 and 2000, respectively.

                                SURGILIGHT, INC.

                          Notes to Financial Statements


(8)  Notes Payable and Convertible Debenture

     Notes payable consist of the following at December 31,:

                                                                                               2001                 2000
                                                                                        ----------------       ------------
    Notes payable to finance company, due in monthly installments of $838 including interest at 13% through December 2003. Collateralized by vehicles with a net
        book value of $77,749.                                                                 $ 30,678             13,347

    Notes payable to equipment finance company, due in monthly installments of
        $1,555 including interest at 8.3% through January 2003. Collateralized by laser equipment with a net book value of $37,100.
                                                                                                 21,019             39,597

    Notes payable to equipment finance company, due in monthly installments of
        $2,788, including interest at 6.2% through 2004. Collateralized by laser equipment with a net book value of $69,679
                                                                                                 92,427            109,838

    Notes payable to equipment finance company, due in monthly installments of
        $1,404, including interest at 11.8% through January 2004. Collateralized by laser equipment with a net book value of $29,526.
                                                                                                 30,988              -

    Notes payable to investment bank. Interest payable monthly at a variable rate of 30-day commercial paper plus 3.15% (4.937 at December 31, 2001).
        Due on March 31, 2002. Collateralized by all assets.
                                                                                                500,000              -

    Notes payable to Equipment Finance Company, due in monthly installments of
        $5,057 including interest at 11.5% through April 2004. Collateralized by laser equipment with a net book value of $132,871.
                                                                                                123,650              -

    Notes payable to Equipment Finance Company, due in monthly installments of
        $4,382, including interest at 15.8% through December 2004.
        Collateralized by laser equipment with a net book value of $116,584.
                                                                                                116,681              -
                                                                                        ----------------       ------------

    Total long-term debt                                                                        915,443            162,782

    Less current portion                                                                       (819,202)           (47,671)
                                                                                        ----------------      -------------

    Long-term debt, less current portion                                                       $ 96,241            115,111
                                                                                        ================      =============

                                SURGILIGHT, INC.

                          Notes to Financial Statements



(8)  Notes Payable and Convertible Debenture (Continued)


     Aggregate annual maturities of long-term debt was as follows at December 31, 2001:

                    2002                                                $819,202
                    2003                                                  61,650
                    2004                                                  34,591

Convertible debentures consist of the following at December 31,:

                                                                                          2001                   2000
                                                                                   -------------------     -----------------

    3%  debentures  convertible  at the  lesser of $7.50 per share or 125% of the average  bid  price  prior to  closing;  or at the  average  of the three
        lowest closing bid prices thirty days prior to conversion                         $ 1,935,799             2,688,880

    7% debentures convertible at the average closing bid price for the ten trading days prior to conversion. Maturing December 31, 2002.

                                                                                              541,867                     -
                                                                                   -------------------     -----------------


    Total convertible debentures                                                          $ 2,477,666             2,688,880
                                                                                   ===================     =================




(9)  Income Taxes

     Income tax expense (benefit) attributable to income from continuing operations differed from the amount computed by applying the U.S. federal income tax rate of 34% to income (loss) from continuing operations before income taxes primarily as a result of utilization of a net operating loss carryforward, and changes in the valuation allowance.

     The Company has available net operating loss carryforwards totaling approximately $4,000,000 which expire in the year 2013.

     Realization of deferred tax assets is dependent upon generating sufficient taxable income prior to their expiration. Management believes that there is a risk that certain of these deferred tax assets may expire unused and, accordingly, has established a valuation allowance against them.


(10) Net Income Per Share

     Net income per share is based on the weighted average shares outstanding of 23,155,492 and 21,596,890 at December 31, 2001 and 2000, respectively.

                                                         SURGILIGHT, INC.

                          Notes to Financial Statements


(11)     Geographic Information

The following table presents the Company's revenues and long-lived assets by geographic area for the years ended December 31, 2001 and 2000. The individual countries shown generated significant revenues for at least one of the years presented:

                                               2001                  2000
                                        -------------------    -----------------

Geographic area:
     Revenue:
         China                                  $ 186,356               486,717
         Canada                                   328,000
                                                               -
         Viet Nam                                 245,098               221,300
         Iran                                           -               252,000
         Korea                                    215,000                42,000
         Japan                                    245,000
                                                                -
         United States                          1,930,522             2,261,818
                                        -------------------     ----------------
                                        -------------------     ----------------
                                               $3,149,976             3,263,835
                                        ===================     ================

                                                 2001                2000
                                          -------------------    ---------------
                                          -------------------    ---------------


      Assets:
         China                                 $1,256,160             1,255,960
         Venezuela                                190,000               190,000
         Viet Nam                                  82,065                82,065
         Egypt                                     65,600                65,600
         Brazil                                    50,000                50,000
         Argentina                                110,000               110,000
         Korea                                     65,600                65,600
                                         ------------------     ----------------
                                         ------------------     ----------------

                                               $1,819,425             1,819,225
         Less accumulated depreciation         (1,558,971)             (573,897)
                                         ------------------     ----------------
                                         ------------------     ----------------

         Net book value                         $ 260,454             1,245,328
                                         ==================     ================

All other long-lived assets are located in the United States.

                                SURGILIGHT, INC.

                          Notes to Financial Statements


(12) Commitments and Contingencies - Lease Obligations

     The Company leases office space under operating lease arrangement.

     Future minimum payments under this non-cancelable operating lease as of December 31, 2001, are approximated as follows:

                          2002                                        $ 144,000
                          2003                                          146,000
                          2004                                          148,000
                          2005                                          150,000

     Rent expense during the years ended December 31, 2001 and 2000 were approximately $160,000 and $140,000, respectively.


(13) Stock Split

     In January 2000, the Company effected a 2 for 1 stock split for shareholders of record as of January 25, 2000. Accordingly, all share and per share information has been adjusted retroactively.


(14) Research and Development

     For the years ended December 31, 2001 or 2000, research and development and clinical trial costs amount to approximately $204,000 and $302,000, respectively, and have been included as general and administrative expenses in the accompanying statement of operations.

                                SURGILIGHT, INC.

                          Notes to Financial Statements


(15) Recent Accounting Pronouncements

     In June 2001, the FASB issued SFAS No. 141, "Business Combinations." This statement addresses financial accounting and reporting for business combinations and supercedes Accounting Principles Board (APB) Opinion No. 16, "Business Combinations," and SFAS No. 38, "Accounting for Proacquisition Contingencies of Purchased Enterprises." All business combinations in the scope of this statement are to be accounted for using one method: the purchase method. The provisions of this statement apply to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. Adoption of this statement is not expected to have a significant impact on the financial position or results of operations of the Company.

     In June 2001, the Financial Accounting Standards Board (FASB) approved SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires companies to cease amortizing goodwill and other intangible assets with indefinite lives after December 31, 2001. SFAS No. 142 also establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. The Company expects that the impact to 2002 net income associated with the discontinuation of the amortization of goodwill to be a pre-tax increase of approximately $35,000. The Company has not completed our initial assessment of goodwill impairment. Upon adoption of this standard, any resulting impairment charges recorded may have a material impact on our results of operations.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." The statement provides accounting and reporting standards for recognizing the cost associated with obligations related to the retirement of tangible long-lived assets. Under this statement, legal obligations associated with the retirement of long-lived assets are to be recognized at their fair value in the period in which they are incurred if a reasonable estimate of fair value can be made. The fair value of the asset retirement of the asset retirement costs is capitalized as part of the carrying amount of the long-lived asset and expensed using a systematic and rational method over the asset's useful life. Any subsequent changes to the fair value of the liability will be expensed. The Company will be required to adopt this statement no later than January 1, 2003. Based on our initial assessment, the Company does not expect the adoption of this statement to have a significant impact on our financial condition or results of operations.


                                                                     (Continued)

                                SURGILIGHT, INC.

                          Notes to Financial Statements


(15) Recent Accounting Pronouncements (Continued)

     In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001. This statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and replaces the provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of Segments of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of segments of a business. SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for the recognition and measurement of the impairment of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of by sale. Impairment of goodwill is not included in the scope of SFAS No. 144 and will be treated in accordance with SFAS No.
     142. Under SFAS No. 144, long-lived assets are measured at the lower of carrying amount or fair value less cost to sell. The Company is required to adopt this statement no later than January 1, 2002. Based on our current assessment, the Company does not expect the adoption of this statement to have a significant impact on our financial condition or results of operations.


(16) Commitments and Contingencies

     On December 5, 2001, the Company entered into a settlement agreement with Presby Corporation and RAS Holding Corporation regarding Presby's patent infringement lawsuit. The parties have agreed to an entry of a decree that acknowledges the validity and enforceability of Presby's patent for the treatment of Presbyopia. The Company has agreed to a one time payment to Presby. Such amount is included in accounts payable and accrued expenses in the accompanying balance sheet as of December 31, 2001. In the opinion of management, the settlement will not have a significant adverse effect on future operations of the Company. On January 31, 2002 the payment was made in accordance with the settlement agreement.

(17) Subsequent Event

     Subsequent to year end the Company entered into a binding letter of intent with an employee/shareholder to sell all remote location equipment at a sales price of $332,000. This equipment had a net book value of $260,254 at December 31, 2001.

                                SurgiLight, Inc.

                        2,530,000 Shares of Common Stock

                                   Prospectus

                                February 12, 2002

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

The Registrant's Amended and Restated Bylaws provide for indemnification of the Company's directors and officers to the fullest extent permitted by law.

Item 25. Other Expenses of Issuance and Distribution

The Registrant estimates that the expenses payable by the Registrant in connection with this offering described in the Registration Statement will substantially as follows:


                              Item                Amount Payable by the Company

         SEC registration Fee                                  $500

         Printing and engraving expenses                       -0-

         Accounting fees and expenses                        $20,000

         Legal fees and Expenses                             $50,000

         Miscellaneous expenses                              $10,000

                  Total                                      $80,500


Item 26. Recent Sales of Unregistered Securities

During 2001, the Company sold to approximately 5 persons units of the Company's securities, each unit consisting of one share of Series A Convertible Preferred Stock and a warrant to purchase one-quarter share of the Company's common stock, at a purchase price of $1.50 per unit. The Company issued approximately 62,000 units at a total purchase price of approximately $93,000. The Series A Convertible Preferred Stock is convertible into shares of common stock, at the option of the holder, any time after July 1, 2002 and continuing through November 30, 2003 at a conversion price equal to 85% of the average of the closing bid prices for the Company's common stock as reported on the NASD Over-The-Counter Bulletin Board for the ten trading days immediately preceding the date of notice of conversion. The warrants are exercisable at any time after the date of issue and continuing until three years from the date of issue, at an exercise price of $1.50 per warrant (one-quarter share of common stock), which equates to a purchase price of $6.00 per share of common stock. Warrants must be exercised in full share increments of four warrants each. The units of securities were sold in reliance upon Section 4(2) of the Securities Act of 1933, as amended and the rules and regulations promulgated thereunder. The Company retained 100% of the proceeds from the sale of the securities, no underwriters were used and no commissions or discounts were paid in connection with the offer and sale of these securities.


    Exhibit No.  Description
    ------------ ------------------------------------------------------------------------------------------------------------------
    3.1 (1)      Articles of Incorporation of SurgiLight, Inc. as amended to date.
    ------------ ------------------------------------------------------------------------------------------------------------------
    3.2 (1)      Bylaws of SurgiLight, Inc. as amended to date.
    ------------ ------------------------------------------------------------------------------------------------------------------
    4.1 (2)      Specimen of Common Stock certificate. Specimen of Series A Preferred Stock Certificate
    ------------ ------------------------------------------------------------------------------------------------------------------
    4.2          Convertible Debenture Purchase Agreement by and between GEM Global Yield Fund Limited and SurgiLight, Inc., dated as of June 30, 2000.
    ------------ ------------------------------------------------------------------------------------------------------------------
    4.3          3% Convertible Debenture Due November 8, 2003.
    ------------ ------------------------------------------------------------------------------------------------------------------
    4.4          Warrant to Purchase Common Stock of SurgiLight, Inc.
    ------------ ------------------------------------------------------------------------------------------------------------------
    4.5          Registration Rights Agreement between SurgiLight, Inc. and GEM Global Yield Fund Limited, dated as of June 30,
                 2000.
    ------------ ------------------------------------------------------------------------------------------------------------------
    4.6          Debenture and Warrant Shares Escrow Agreement by and among SurgiLight, Inc., Kaplan Gottbetter & Levenson, LLP and GEM Global Yield Fund Limited, dated as of June 30, 2000.
    ------------ ------------------------------------------------------------------------------------------------------------------
    4.7          Warrant to Purchase Common Stock of SurgiLight, Inc.
    ------------ ------------------------------------------------------------------------------------------------------------------
    4.8          Agreement between SurgiLight, Inc. and Chai Chuan Chen, dated
                 October 12, 2000
    ------------ ------------------------------------------------------------------------------------------------------------------
    4.9          Agreement between SurgiLight, Inc. and Hsueh-Yueh Chang, dated October 12, 2000.
    ------------ ------------------------------------------------------------------------------------------------------------------
                 Amended and Restated Voting Trust Agreement dated March 14, 2002 between Voting Trust Committee of SurgiLight,
    9            Inc., and Lin Family Partners, Ltd., Yuan Lin, Trustee of the Y-C Irrevocable Living Trust, J.T. Lin, and Yuchin
                 Lin.
    ------------ ------------------------------------------------------------------------------------------------------------------
    10.1         Patent Assignment and License Agreement by and between SurgiLight, Inc., PLC Liquidating, LLC and Premier Laser
                 Systems, Inc., dated October 17, 2000.
    ------------ ------------------------------------------------------------------------------------------------------------------
    10.2         Consulting Agreement between SurgiLight, Inc. and Colette Cozean, dated November 1, 2000.
    ------------ ------------------------------------------------------------------------------------------------------------------
    10.3(3)      Letter of Intent, dated March 14, 2002.
    ------------ ------------------------------------------------------------------------------------------------------------------
    10.4(4)      Registrant's Form Distribution Agreement
    ------------ ------------------------------------------------------------------------------------------------------------------
    10.5(4)      Contract Manufacturing Agreement by and between SurgiLight, Inc. and A & A Medical, Inc., dated as of January 3,
                 2001.
    ------------ ------------------------------------------------------------------------------------------------------------------



    17(4)        J.T. Lin's letter of resignation, dated March 13, 2002.
    ------------ ------------------------------------------------------------------------------------------------------------------
    21           Subsidiaries of the Registrant
    ------------ ------------------------------------------------------------------------------------------------------------------

(1)  Incorporated  by  reference  to  exhibits  of   SurgiLight's   Registration
     Statement on Form 10-SB as filed with the Securities and Exchange Commission (the "SEC") on September 16, 1998.

(2) Incorporated by reference to Exhibit 4.1 to Form 10-KSB filed with the SEC on February 12, 1999.

(3) Incorporated by reference to exhibits of SurgiLight's Form 10-KSB as filed with the SEC on March 16, 2002.


Item 28. Undertakings

The undersigned registrant hereby undertakes:

(a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the formation set forth in the registration statement; and

(iii) To include any additional or changed material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(a)(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(a)(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

In accordance with the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Orlando, State of Florida on May 31, 2002.

SURGILIGHT, INC.
a Florida corporation

                                               By :/s/ Colette Cozean
                                                  -------------------
                                                  Colette Cozean
                                                  Chairman of the Board;

                                               By :/s/ Timothy J. Shea
                                                  --------------------
                                                  Timothy J. Shea
                                                  Senior Vice President and COO

In accordance with the requirement of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated:


Signature and Title

By:  /s/  Rachel Siu                                     Date: May __, 2002
     ----------------
          Rachel Siu
          CFO

By:  /s/  Joseph Allen                                   Date: May __, 2002
     -------------------
          Joseph Allen
          Director


By:  /s/  Lee Chow                                       Date: May __, 2002
     ---------------
          Lee Chow
          Director


By:  /s/  Colette Cozean                                 Date: May __, 2002
       -------------------
          Colette Cozean
          Director


By:  /s/  Stuart E. Michelson                            Date: May __, 2002
     ------------------------
        Stuart E. Michelson
      Director

By:  /s/  Lois P. (Dan) Valente                          Date: May __, 2002
     --------------------------
        Lois P. (Dan) Valente
      Director


By:  /s/  J. S. Yuan                                     Date: May __, 2002
     ----------------------
        J. S. Yuan
      Director

By:  /s/  Robert J. Freiberg                             Date: May __, 2002
     -----------------------
         Robert J. Freiberg
         Director


    Exhibit No.  Description
    ------------ ------------------------------------------------------------------------------------------------------------------
    3.1 (1)      Articles of Incorporation of SurgiLight, Inc. as amended to date.
    ------------ ------------------------------------------------------------------------------------------------------------------
    3.2 (1)      Bylaws of SurgiLight, Inc. as amended to date.
    ------------ ------------------------------------------------------------------------------------------------------------------
    4.1 (2)      Specimen of Common Stock certificate. Specimen of Series A Preferred Stock Certificate
    ------------ ------------------------------------------------------------------------------------------------------------------
    4.2          Convertible Debenture Purchase Agreement by and between GEM Global Yield Fund Limited and SurgiLight, Inc., dated as of June 30, 2000.
    ------------ ------------------------------------------------------------------------------------------------------------------
    4.3          3% Convertible Debenture Due November 8, 2003.
    ------------ ------------------------------------------------------------------------------------------------------------------
    4.4          Warrant to Purchase Common Stock of SurgiLight, Inc.
    ------------ ------------------------------------------------------------------------------------------------------------------
    4.5          Registration Rights Agreement between SurgiLight, Inc. and GEM Global Yield Fund Limited, dated as of June 30,
                 2000.
    ------------ ------------------------------------------------------------------------------------------------------------------
    4.6          Debenture and Warrant Shares Escrow Agreement by and among SurgiLight, Inc., Kaplan Gottbetter & Levenson, LLP and GEM Global Yield Fund Limited, dated as of June 30, 2000.
    ------------ ------------------------------------------------------------------------------------------------------------------
    4.7          Warrant to Purchase Common Stock of SurgiLight, Inc.
    ------------ ------------------------------------------------------------------------------------------------------------------
    4.8          Agreement between SurgiLight, Inc. and Chai Chuan Chen, dated
                 October 12, 2000
    ------------ ------------------------------------------------------------------------------------------------------------------
    4.9          Agreement between SurgiLight, Inc. and Hsueh-Yueh Chang, dated October 12, 2000.
    ------------ ------------------------------------------------------------------------------------------------------------------
                 Amended and Restated Voting Trust Agreement dated March 14, 2002 between Voting Trust Committee of SurgiLight,
    9            Inc., and Lin Family Partners, Ltd., Yuan Lin, Trustee of the Y-C Irrevocable Living Trust, J.T. Lin, and Yuchin
                 Lin.
    ------------ ------------------------------------------------------------------------------------------------------------------
    10.1         Patent Assignment and License Agreement between SurgiLight, Inc., PLC Liquidating, LLC and Premier Laser Systems,
                 Inc., dated October 17, 2000.
    ------------ ------------------------------------------------------------------------------------------------------------------
    10.2         Consulting Agreement between SurgiLight, Inc. and Colette Cozean, dated November 1, 2000.
    ------------ ------------------------------------------------------------------------------------------------------------------
    10.3(4)      Letter of Intent, dated March 14, 2002.
    ------------ ------------------------------------------------------------------------------------------------------------------
    10.4(3)      Registrant's Form Distribution Agreement
    ------------ ------------------------------------------------------------------------------------------------------------------
    10.5(4)      Contract Manufacturing Agreement by and between SurgiLight, Inc. and A & A Medical, Inc., dated as of January 3,
                 2001.
    ------------ ------------------------------------------------------------------------------------------------------------------
    17(4)        J.T. Lin's letter of resignation, dated March 13, 2002.
    ------------ ------------------------------------------------------------------------------------------------------------------
    21           Subsidiaries of the Registrant
    ------------ ------------------------------------------------------------------------------------------------------------------

(1)  Incorporated  by  reference  to  exhibits  of   SurgiLight's   Registration
     Statement on Form 10-SB as filed with the Securities and Exchange Commission (the "SEC") on September 16, 1998.

(2) Incorporated by reference to Exhibit 4.1 to Form 10-KSB filed with the SEC on February 12, 1999.

(3) Incorporated by reference to exhibits of SurgiLight's Form 8-K as filed with the SEC on March 21, 2002.

(4) Incorporated by reference to exhibits of SurgiLight's Form 10-KSB as filed with the SEC on March 16, 2002.